As filed with the Securities and Exchange Commission on September 1, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

VECTOR GROUP LTD.
(Exact name of Registrant as specified in its charter)

Delaware	65-0949535
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)
100 S.E. Second Street
Miami, Florida 33131
(305) 579-8000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Richard J. Lampen
Executive Vice President
Vector Group Ltd.
100 S.E. Second Street
Miami, Florida 33131
(305) 579-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mark J. Mihanovic, Esq.
McDermott Will & Emery LLP
2049 Century Park East, 34th Floor
Los Angeles, California 90067
(310) 277-4110

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed
Title of Each Class		Maximum Offering		Amount of
of Securities to	Amount to be	Price	Aggregate Offering	Registration
be Registered	Registered	Per Security	Price	Fee
$110,000,000 3 7/8% Variable Interest Senior Convertible Debentures due June 15, 2026	$110,000,000(1)	100%(2)	$110,000,000(1)	$11,770
Common Stock, $.10 par value	5,116,280(3)	—	—	—(4)

(1)	Represents the aggregate principal amount of the debentures issued by the Registrant.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and exclusive of accrued interest and distributions, if any.

(3)	Represents 5,116,280 shares of common stock issuable upon conversion of the debentures at the conversion price of $21.50 per share of common stock. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(4)	Pursuant to Rule 457(i), no additional filing fee is payable with respect to the shares of common stock issuable upon conversion of the debentures because no additional consideration will be received in connection with the exercise of the conversion privilege.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The holders may not sell these securities until the registration statement relating to these securities that has been filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated September 1, 2006
$110,000,000
3 7/8% Variable Interest Senior Convertible Debentures due June 15, 2026
and the common stock issuable upon conversion of the Debentures
     This prospectus relates to the resale of up to 5,116,280 of our shares of common stock by certain selling securityholders. The shares that may be resold pursuant to this prospectus include 5,116,280 shares of common stock issuable upon conversion of $110,000,000 aggregate principal amount of our convertible debentures (the “debentures”).
     We issued the debentures offered by this prospectus in a private placement in June 2006. This prospectus will be used by selling securityholders to resell their debentures and the common stock issuable upon conversion of their debentures. We will not receive any proceeds from this offering.
     The debentures are convertible by securityholders prior to maturity (unless previously redeemed or repurchased pursuant to their terms) into common stock at a conversion rate of 46.512 shares per each $1,000 principal amount of debentures, subject to adjustment if certain events occur. This is equivalent to an initial conversion price of $21.50 per share. We will pay interest on the debentures on each March 15, June 15, September 15, and December 15 of each year the debentures are outstanding, beginning on September 15, 2006. The debentures accrue interest at a rate of 3 7/8% per year, with an additional amount of interest payable on the debentures on each interest payment date based on the amount of cash dividends actually paid by us per share on our common stock during the prior three-month period ending on the record date for such interest payment multiplied by the number of shares of our common stock into which the debentures are convertible on such record date (together, the “Total Interest”). Notwithstanding the foregoing, however, the interest payable on each interest payment date shall be the higher of (i) the Total Interest and (ii) 5 3/4% per year.
     The debentures will mature on June 15, 2026, unless earlier converted, redeemed or repurchased. We may not redeem any debentures before June 15, 2012. Beginning on June 15, 2012, we may redeem the debentures at any time or from time to time, in whole or in part. We will give not less than 30 nor more than 60 days notice to the debenture holders of any redemption. Upon any redemption, we will pay a redemption price equal to 100% of the principal amount of the debentures to be redeemed, plus accrued and unpaid interest, and registration default payments, if any, up to, but excluding, the redemption date.
     We must redeem 10% of the total aggregate principal amount of the debentures outstanding on June 15, 2011. In addition to such redemption amount, we will also redeem on June 15, 2011 and at the end of each interest accrual period thereafter, such amounts on a pro-rata basis, if any, of the debentures necessary to prevent the debentures from being treated as an “Applicable High Yield Discount Obligation” under the Internal Revenue Code.
     The holders of the debentures may require us to repurchase all or any portion of their debentures for cash on June 15, 2012, June 15, 2016 and June 15, 2021, at a repurchase price equal to 100% of their principal amount plus accrued and unpaid interest, and registration default payments, if any, up to but excluding the repurchase date. See “Description of Debentures — Mandatory Redemption and Repurchase at the Option of the Holders.”

In the event of a fundamental change, as described in this prospectus, the holders of the debentures may require us to repurchase any debentures held by them. In addition to the repurchase price, we will pay the “make-whole premium” described in this prospectus in cash and/or common stock to holders of debentures who require us to repurchase their debentures in connection with such repurchase event.
     Our common stock is traded on the New York Stock Exchange under the symbol “VGR”. On September ___, 2006, the closing price of our common stock on the New York Stock Exchange was $___ per share.
     The securities offered by this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 13.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This prospectus is dated                      __, 2006

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Under this shelf process, the selling stockholders may from time to time sell the shares of Vector Group Ltd. common stock described in this prospectus.
     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is lawful to do so. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained or incorporated by reference in this prospectus or any accompanying prospectus supplement is correct as of any time subsequent to the date of such information.
WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file reports, proxy statements and other information with the SEC. You can read and copy all of this information at the Public Reference Room maintained by the SEC at its principal office at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy statements and other information regarding issuers, like us, that file such material electronically with the SEC. The address of this web site is: http://www.sec.gov. You also can inspect such reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our common stock is listed on the New York Stock Exchange.
     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. We have omitted parts of the registration statement as permitted by the rules and regulations of the SEC. Statements contained in or incorporated by reference into this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to a copy of each contract or document filed as an exhibit to the registration statement or incorporated by reference into this prospectus for complete information. Copies of the registration statement, including exhibits and information incorporated by reference into this prospectus, may be inspected without charge at the SEC’s Public Reference Room or website.
INCORPORATED DOCUMENTS
     The SEC allows us to “incorporate by reference” into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC.

     The information incorporated is considered part of this prospectus, except for any information that is superseded by information that is included in this document or in a later filed document.
     This prospectus incorporates by reference the documents listed below and any filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of this offering. Any report, document or portion thereof that is furnished to, but not filed with, the SEC is not incorporated by reference.
•	Our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2005, filed with the SEC on March 17, 2006;

•	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 10, 2006, and for the quarter ended June 30, 2006, filed with the SEC on August 9, 2006;

•	Our Current Reports on Form 8-K, filed with the SEC on January 3, 2006, January 27, 2006, February 6, 2006, March 6, 2006, April 3, 2006, June 8, 2006, June 27, 2006, June 30, 2006, July 13, 2006, July 17, 2006 and July 24, 2006. (On June 27, 2006, we filed with the SEC a Current Report on Form 8-K, which contained revised items 6, 7 and 8 of our amended Annual Report on Form 10-K, where appropriate, to reflect the retrospective application of a new accounting standard that we were required to adopt as of January 1, 2006. All of the preceding references in this paragraph to our amended Annual Report on Form 10-K are intended to refer to such amended Form 10-K, as so revised by the Form 8-K. Please see the Form 8-K for a detailed discussion of the policy change); and

•	The description of our common stock set forth in our prospectus dated June 3, 2005 filed on Form 424B3 on June 3, 2005.
     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained herein or in any other document subsequently filed which is also incorporated by reference herein modifies or supercedes such statement. Any such statement so modified or superceded shall not be deemed, except as so modified, to constitute a part of this prospectus.
     You can obtain any of the documents incorporated by reference in this prospectus from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in the document. You can obtain documents incorporated by reference by requesting them from us, either orally or in writing. Requests for such documents should be directed to:
Vector Group Ltd.
Attention: Investor Relations
100 S.E. Second Street
32nd Floor
Miami, Florida 33131
(305) 579-8000
     You should rely only on the information provided or incorporated by reference in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume the information in this prospectus or a prospectus supplement or amendment is accurate as of any date other than the date on the front of the documents.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
     In addition to historical information, this prospectus contains “forward-looking statements” within the meaning of the federal securities law. Forward-looking statements include information relating to our intent, belief or current expectations, primarily with respect to, but not limited to:
•	economic outlook;

•	capital expenditures;

•	cost reduction;

•	new legislation;

•	cash flows;

•	operating performance;

•	litigation;

•	impairment charges and cost savings associated with restructurings of our tobacco operations; and

•	related industry developments (including trends affecting our business, financial condition and results of operations).
     We identify forward-looking statements in this prospectus by using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may be”, “objective”, “plan”, “seek”, “predict”, “project”, and “will be” and similar words or phrases in the negatives.
     The forward-looking information involves important risks and uncertainties that could cause our actual results, performance or achievements to differ materially from our anticipated results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, without limitation, the following:
•	general economic and market conditions and any changes therein, due to acts of war and terrorism or otherwise;

•	governmental regulation and policies;

•	effects of industry competition;

•	impact of business combinations, including acquisitions and divestitures, both internally for us and externally in the tobacco industry;

•	impact of restructurings on our tobacco business and our ability to achieve any increases in profitability estimated to occur as a result of these restructurings;

•	impact of new legislation on our competitors’ payment obligations, results of operations and product costs, i.e., the impact of recent federal legislation eliminating the federal tobacco quota system;

•	uncertainty related to litigation and potential additional payment obligations for us under the Master Settlement Agreement and other settlement agreements with the states; and

•	risks inherent in our new product development initiatives.
     Further information on risks and uncertainties specific to our business include the risk factors discussed in “Risk Factors” and in “Management’s Discussion and Analysis of Financial Condition and

Results of Operations” incorporated by reference into this prospectus.
     Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, there is a risk that these expectations will not be attained and that any deviations will be material. The forward-looking statements speak only as of the date they are made.

THE OFFERING
     The following is a brief summary of some of the terms of the debentures offered for resale in this prospectus. For a more complete description of the terms of the debentures, see the “Description of Debentures” section in this prospectus.

Issuer	Vector Group Ltd.

Securities Offered	$110,000,000 in aggregate principal amount of 3 7/8% Variable Interest Senior Convertible Debentures due 2026.

Issue Price	100% of the principal amount of the debentures.

Maturity	June 15, 2026.

Interest	Annual Rate: 3 7/8%, with an additional amount of interest payable on each interest payment date based on the amount of cash dividends per share paid by us on our common stock during the prior three-month period ending on the record date for such interest payment multiplied by the total number of shares of our common stock into which the debentures are convertible on such record date (together, the “Total Interest”). Notwithstanding the foregoing, however, the interest payable on each interest payment date shall be the higher of (i) the Total Interest and (ii) 5 3/4% per year. Payment Frequency: Every quarter on March 15, June 15, September 15 and December 15. First Payment: September 15, 2006.

Optional Redemption	We may not redeem any debentures before June 15, 2012. Beginning on June 15, 2012, we may redeem some or all of the debentures at any time or from time to time. We will give not less than 30 nor more than 60 days notice of any redemption. Upon any redemption, we will pay a redemption price equal to 100% of the principal amount of the debentures to be redeemed, plus accrued and unpaid interest, and registration default payments, if any, up to, but excluding, the redemption date.

Conversion Rights	The debentures are convertible at the holders’ option at any time following the date of issuance until the maturity date, unless previously redeemed or repurchased pursuant to their terms, into our common stock at an initial conversion price of $21.50 per share of common stock, subject to adjustment for various events. The initial conversion ratio is 46.512 shares of common stock per $1,000 principal amount of debentures.

Mandatory Redemption	We must redeem 10.0% of the total aggregate principal amount of the debentures outstanding on June 15, 2011. We will also redeem on June 15, 2011 and at the end of each interest accrual period thereafter, such amounts on a pro-rata basis, if any, of the debentures necessary to prevent the debentures from being treated as an “Applicable High Yield Discount Obligation” within the meaning of section 163(i)(l) of the Internal Revenue Code of 1986, as amended. You may require us to repurchase all or any portion of your debentures for cash on June 15, 2012, June 15, 2016 and June 15, 2021, at a repurchase price equal to 100% of their principal amount plus accrued and unpaid interest, and registration default payments, if any, up to but excluding the repurchase date. See “Description of Debentures — Mandatory Redemption and Repurchase at the Option of the Holders.”

Repurchase at Option of the Holders Upon a Fundamental Change	If a fundamental change (as defined in “Description of Debentures — Repurchase of Debentures at the Option of the Holders Upon a Fundamental Change”) occurs, subject to certain conditions and restrictions, we will be required to repurchase the debentures, at the option of the holders thereof, at 100% of their principal amount, plus accrued and unpaid interest, if any, plus, under certain circumstances, the “make-whole premium” described in this prospectus in cash and/or common stock to holders of debentures who require us to repurchase their debentures in connection with such repurchase event.

Ranking	The debentures are our senior unsecured obligations and rank on a parity in right of payment with all of our existing and future senior unsecured indebtedness. The debentures will effectively rank junior to any future secured indebtedness we may incur and junior to liabilities of our subsidiaries. As of June 30, 2006, these debentures would have been effectively junior to approximately $77.9 million of indebtedness of our subsidiaries.

Use of Proceeds	The net proceeds of the offering will be used to redeem our 6 1/4% Convertible Subordinated Notes due 2008 and for general corporate purposes.

Events of Default	The following will be events of default under the indenture governing the debentures:

• we fail to deliver within 30 business days the required number of shares of common stock issuable upon conversion,

• we fail for 30 business days to reserve shares of common stock issuable upon conversion,

• we fail to pay interest or registration default payments when due and that failure continues for five days,

• we fail to pay the principal and any premium on the debentures when due,

	•	we fail to perform any other covenant in the indenture or the debentures and that failure continues for 60 days after notice to us by the trustee or the holders of a least 25% in aggregate principal amount of the outstanding debentures,

	•	subject to certain exceptions, we fail to pay when due the principal of, or interest on, any indebtedness for money borrowed by us or any of our subsidiaries in excess of $10.0 million if such indebtedness has been accelerated and such acceleration is not annulled within 30 days after written notice to us by the trustee or the holders of at least 25% in the aggregate principal amount of the outstanding debentures,

	•	final unsatisfied judgments not covered by insurance aggregating in excess of $10.0 million, at any one time, are rendered against us or any significant subsidiary and are not stayed, bonded or discharged within 60 days, and

	•	certain events of bankruptcy, insolvency or reorganization with respect to us or any of our significant subsidiaries specified in the indenture.

See “Description of Debentures — Events of Default and Remedies.”

Registration Rights	We will, pursuant to a registration rights agreement with the Initial Purchaser, file a shelf registration statement with the SEC with respect to resales of the debentures and the common stock issuable upon conversion of the debentures. If we fail to comply with certain of our obligations under the registration rights agreement, we will be required to pay registration default payments to the holders of the debentures and the common stock issued upon conversion of the debentures. See “Description of Debentures — Registration Rights.”

Trading Market	The debentures are a new issue of securities with no established trading market. We do not intend to list the debentures on any securities exchange or automated quotation system. We expect the debentures to be eligible for trading in the PORTAL Market of the NASD, Inc. Our common stock trades on the New York Stock Exchange under the symbol “VGR”.

Certain United States Federal Income Tax Consequences	We and each holder of the debentures agree in the indenture, for United States federal income tax purposes, to treat the debentures as “contingent payment debt instruments” and to be bound by our application of the

U.S. Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for United States federal income tax purposes will be 10.75% compounded quarter-annually, which is the rate comparable to the rate at which we would borrow on a non-contingent, non-convertible borrowing with terms and conditions otherwise comparable to the debentures. Accordingly, each holder will be required to accrue interest on a constant yield to maturity basis at that rate (subject to certain adjustments), with the result that a U.S. holder (as defined below under “Certain United States Federal Income Tax Consequences”) may recognize taxable income significantly in excess of cash received while the debentures are outstanding. In addition, a U.S. holder will recognize ordinary income upon a sale, exchange, conversion, redemption or repurchase of the debenture at a gain. In computing such gain, the amount realized by a U.S. holder will include, in the case of a conversion, the amount of cash and the fair market value of shares received. However, the proper United States federal income tax treatment of a holder of a debenture is uncertain in various respects. If the agreed upon treatment was successfully challenged by the Internal Revenue Service, it might be determined that, among other differences, a holder should have accrued interest income at a lower rate, should not have recognized income or gain upon the conversion, and should not have recognized ordinary income upon a taxable disposition of its debentures. See “Certain United States Federal Income Tax Consequences.”

We intend to take the position that payments of contingent interest to non-U.S. holders will not be exempt from the 30% U.S. withholding tax and, therefore, we intend to withhold on such payments of contingent interest at a rate of 30% unless such holder is eligible for a reduced rate or an exemption under an applicable U.S. income tax treaty or such interest is effectively connected with the holder’s conduct of a U.S. trade or business. Payments of noncontingent interest and cash or common stock delivered upon the conversion, redemption, or retirement of a debenture will generally not be subject to such withholding if certain conditions are satisfied by the holder, as explained in detail below under “Certain United States Federal Income Tax Consequences.”

HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE TAX TREATMENT OF THE DEBENTURES AND WHETHER A PURCHASE OF THE DEBENTURES IS ADVISABLE IN LIGHT OF THE TAX TREATMENT OF THE DEBENTURES AND THE INVESTOR’S PARTICULAR TAX SITUATION.

Risk Factors	Investment in the debentures and the underlying common stock involves a high degree of risk. Therefore, you should carefully consider all information in this prospectus and in particular the matters set forth in the “Risk Factors” section beginning on page 13.

RISK FACTORS
     Before you invest in the debentures, you should be aware that we are subject to various risks, including the ones listed below, the occurrence of any of which could materially adversely affect our business, financial condition and results of operations. You should carefully consider these risk factors, as well as the other information included or incorporated by reference in this Offering Circular, in evaluating an investment in our securities. Although the risks identified below represent those we believe are the most significant risks at the present time, additional risks of which we are currently unaware or that we currently deem immaterial could also materially impair our business operations.
Risks Relating to Our Business
We and our subsidiaries have a substantial amount of indebtedness.
     We and our subsidiaries have significant indebtedness and debt service obligations. At June 30, 2006, we and our subsidiaries had total outstanding indebtedness (including embedded derivative liability and beneficial conversion feature related to convertible notes) of $252.3 million. In addition, subject to the terms of any future agreements, we and our subsidiaries will be able to incur additional indebtedness in the future. There is a risk that we will not be able to generate sufficient funds to repay our debt. If we cannot service our fixed charges, it would have a material adverse effect on our business and results of operations.
We are a holding company and depend on cash payments from our subsidiaries, which are subject to contractual and other restrictions, in order to service our debt and to pay dividends on our common stock.
     We are a holding company and have no operations of our own. We hold our interests in our various businesses through our wholly-owned subsidiaries, VGR Holding and New Valley. In addition to our own cash resources, our ability to pay interest on our convertible debentures and to pay dividends on our common stock depends on the ability of VGR Holding and New Valley to make cash available to us. VGR Holding’s ability to pay dividends to us depends primarily on the ability of Liggett, its wholly-owned subsidiary, to generate cash and make it available to VGR Holding. Liggett’s revolving credit agreement permits Liggett to pay cash dividends to VGR Holding only if Liggett’s borrowing availability exceeds $5.0 million for the 30 days prior to payment of the dividend and immediately after giving effect to the dividend, and so long as no event of default has occurred under the agreement, including Liggett’s compliance with the covenants in the credit facility, including an adjusted net worth and working capital requirement.
     Our receipt of cash payments, as dividends or otherwise, from our subsidiaries is an important source of our liquidity and capital resources. If we do not have sufficient cash resources of our own and do not receive payments from our subsidiaries in an amount sufficient to repay our debts and to pay dividends on our common stock, we must obtain additional funds from other sources. There is a risk that we will not be able to obtain additional funds at all or on terms acceptable to us. Our inability to service these obligations and to continue to pay dividends on our common stock would significantly harm us and the value of our common stock.

Liggett faces intense competition in the domestic tobacco industry.
     Liggett is considerably smaller and has fewer resources than its major competitors and, as a result, has a more limited ability to respond to market developments. Management Science Associates data indicate that the three largest cigarette manufacturers controlled approximately 86.1% of the United States cigarette market during 2005. Philip Morris is the largest and most profitable manufacturer in the market, and its profits are derived principally from its sale of premium cigarettes. Philip Morris had approximately 62.7% of the premium segment and 48.7% of the total domestic market during 2005. During 2005, all of Liggett’s sales were in the discount segment, and its share of the total domestic cigarette market was 2.2%. Philip Morris and RJR Tobacco (which is now part of Reynolds American), the two largest cigarette manufacturers, have historically, because of their dominant market share, been able to determine cigarette prices for the various pricing tiers within the industry. Market pressures have historically caused the other cigarette manufacturers to bring their prices into line with the levels established by these two major manufacturers.
     In July 2004, RJR Tobacco and Brown & Williamson, the second and third largest cigarette manufacturers, completed the combination of their United States tobacco businesses to create Reynolds American. This transaction has further consolidated the dominance of the domestic cigarette market by Philip Morris and Reynolds American, who had a combined market share of approximately 76.9% at December 31, 2005. This concentration of United States market share could make it more difficult for Liggett and Vector Tobacco to compete for shelf space in retail outlets and could impact price competition in the market, either of which could have a material adverse affect on their sales volume, operating income and cash flows, which in turn could negatively affect the value of our common stock.
Liggett’s business is highly dependent on the discount cigarette segment.
     Liggett depends more on sales in the discount cigarette segment of the market, relative to the full-price premium segment, than its major competitors. All of Liggett’s unit volume in 2005 and 2004 was generated in the discount segment. The discount segment is highly competitive, with consumers having less brand loyalty and placing greater emphasis on price. While the three major manufacturers all compete with Liggett in the discount segment of the market, the strongest competition for market share has recently come from a group of small manufacturers and importers, most of which sell low quality, deep discount cigarettes. While Liggett’s share of the discount market increased to 7.5% in 2005 from 7.4% in 2004 and 7.3% in 2003, Management Science Associates data indicate that the discount market share of these other smaller manufacturers and importers was approximately 38.0% in 2005, 39.4% in 2004 and 37.8% in 2003. If pricing in the discount market continues to be impacted by these smaller manufacturers and importers, margins in Liggett’s only current market segment could be negatively affected, which in turn could negatively affect the value of our common stock.
Liggett’s market share is susceptible to decline.
     In years prior to 2000, Liggett suffered a substantial decline in unit sales and associated market share. Liggett’s unit sales and market share increased during each of 2000, 2001 and 2002, and its market share increased in 2003 while its unit sales declined. During 2004 and 2005, Liggett’s unit sales and market share declined compared to the prior year. This earlier market share erosion resulted in part from Liggett’s highly leveraged capital structure that existed until December 1998 and its limited ability to match other competitors’ wholesale and retail trade programs, obtain retail shelf space for its products and advertise its brands. The decline in recent years also resulted from adverse developments in the tobacco industry, intense competition and changes in consumer preferences. According to Management Science Associates data, Liggett’s overall domestic market share during 2005 was 2.2% compared to 2.3% during 2004 and 2.4% during 2003. Liggett’s share of the premium segment was 0.2% in 2003, and its share of the discount segment during 2005 was 7.5%, up from 7.4% in 2004 and 7.3% in 2003. If Liggett’s market share continues to decline, Liggett’s sales volume, operating income and cash flows could be materially adversely affected, which in turn could negatively affect the value of our common stock.
The domestic cigarette industry has experienced declining unit sales in recent periods.
     Industry-wide shipments of cigarettes in the United States have been generally declining for a number of years, with published industry sources estimating that domestic industry-wide shipments decreased by approximately 3.4% during 2005. According to Management Science Associates data, domestic industry-wide shipments decreased by 1.7% in 2004 compared to 2003. We believe that industry-wide shipments of cigarettes in the United States will generally continue to decline as a result of numerous factors. These factors include health considerations, diminishing social acceptance of smoking, and a wide variety of federal, state and local laws limiting smoking in restaurants, bars and other public places, as well as federal and state excise tax increases and settlement-related expenses which have contributed to high cigarette price levels in recent years. If this decline in industry-wide shipments continues and Liggett is unable to capture market share from its competitors, or if the industry as a whole is unable to offset the decline in unit sales with price increases, Liggett’s sales volume, operating income and cash flows could be materially adversely affected, which in turn could negatively affect the value of our common stock.
Litigation and regulation will continue to harm the tobacco industry.
     The cigarette industry continues to be challenged on numerous fronts. New cases continue to be commenced against Liggett and other cigarette manufacturers. As of June 30, 2006, there were approximately 162 individual suits, 11 purported class actions and eight governmental and other third-party payor health care reimbursement actions pending in the United States in which Liggett was a named defendant. A civil lawsuit has been filed by the United States federal government seeking disgorgement of approximately $289 billion from various cigarette manufacturers, including Liggett. A federal appellate court ruled in February 2005 that disgorgement is not an available remedy in the case. In October 2005, the United States Supreme Court declined to review this decision. Trial of the case concluded in June 2005. On June 27, 2005, the government sought to restructure its potential remedies and filed a proposed Final Judgment and Order requesting: (1) $14 billion for a cessation and counter marketing program; (2) so-called “corrective statements”; (3) disclosures; and (4) enjoined activities. On August 17, 2006, the trial court entered a Final Judgment and Remedial Order against each of the cigarette manufacturing defendants, except Liggett. The Final Judgment, among other things, ordered the following relief against the non-Liggett defendants:
•	the defendants are enjoined from committing any act of racketeering concerning the manufacturing, marketing, promotion, health consequences or sale of cigarettes in the United States;

•	the defendants are enjoined from making any material false, misleading, or deceptive statement or representation concerning cigarettes that persuades people to purchase cigarettes;

•	the defendants are permanently enjoined from utilizing “lights”, “low tar”, “ultra lights”, “mild”, or “natural” descriptors, or conveying any other express or implied health messages in connection with the marketing or sale of cigarettes as of January 1, 2007;

•	the defendants must make corrective statements on their websites, and in television and print media advertisements, and certain defendants must affix corrective statements as inserts to cigarette packaging and point of sale materials, concerning:

(i)	the adverse health effects of smoking;

(ii)	the addictiveness of smoking and nicotine;

(iii)	the lack of any significant health benefit from smoking “lights”, “low tar”, “ultra l lights”, “mild” or “natural” cigarettes;

(iv)	the manipulation of cigarette design and composition to ensure optimum nicotine delivery; and

(v)	the adverse health effects of exposure to secondhand smoke;
•	the defendants must maintain internet document websites until 2016 with access to smoking and health related documents;

•	the defendants must disclose all disaggregated marketing data to the government in the same form and on the same schedule as they provide such information to the Federal Trade Commission (FTC);

•	the defendants are not permitted to sell or otherwise transfer any of their cigarette brands, product formulas or businesses to any person or entity for domestic use without a court order, and unless the acquiring person or entity will be bound by the terms of the Final Judgment; and

•	the defendants must pay the appropriate costs of the government in prosecuting the action, in an amount to be determined by the trial court.
No monetary damages were awarded other than the government’s costs. The defendants have sought a stay of the Final Judgment and have indicated their intention to appeal. It is unclear what impact, if any, the Final Judgment will have on the cigarette industry as a whole. While Liggett was excluded from the Final Judgment, to the extent that it leads to a decline in industry-wide shipments of cigarettes in the United States, Liggett’s sales volume, operating income and cash flows could be materially adversely affected, which in turn could negatively affect the value of our common stock.
     In one of the other cases pending against Liggett, in 2000, an action against cigarette manufacturers involving approximately 975 named individual plaintiffs was consolidated for trial on some common related issues before a single West Virginia state court. Liggett is a defendant in most of the cases pending in West Virginia. In January 2002, the court severed Liggett from the trial of the consolidated action. Two purported class actions have been certified in state court in Kansas and New Mexico alleging antitrust violations. As new cases are commenced, the costs associated with defending these cases and the risks relating to the inherent unpredictability of litigation continue to increase.
     Class action suits have been filed in a number of states against individual cigarette manufacturers, alleging that the use of the terms “light” and “ultralights” constitutes unfair and deceptive trade practices. One such suit (Schwab v. Philip Morris, et al.), pending in federal court in New York against the cigarette manufacturers, seeks to create a nationwide class of “light” cigarette smokers and includes Liggett as a defendant. Plaintiffs’ motion for class certification and summary judgment motions by both sides were heard in September 2005. In November 2005, the court ruled that if the class is certified, the plaintiffs would be permitted to calculate damages on an aggregate basis and use “fluid recovery” theories to allocate them among class members. Fluid recovery would permit potential damages to be paid out in ways other than merely giving cash directly to plaintiffs, such as establishing a pool of money that could be used for public purposes. Although trial was scheduled to commence in January 2006, the judge has allowed an additional period for discovery before deciding the class certification issue. Oral argument has been scheduled for September 13, 2006 on the recently filed summary judgment motions. On August 18, 2006, the court issued an order directing the parties to address the impact of the August 17, 2006 Final Judgment, entered in the Federal government action, on the Schwab case.
     There are currently four individual smoking-related actions pending where Liggett is the only tobacco company defendant. In April 2004, in one of these cases, a jury in a Florida state court action awarded compensatory damages of $0.54 million against Liggett. In addition, plaintiff’s counsel was awarded legal fees of $0.75 million. Liggett has appealed both the verdict and the award of legal fees. In March 2005, in another case in Florida state court in which Liggett is the only defendant, the court granted Liggett’s motion for summary judgment. In June 2006, a Florida intermediate appellate court reversed the trial court’s decision and remanded the case for further proceedings. Trial has been scheduled in Missouri state court for May 2007 in another case.
     In May 2003, a Florida intermediate appellate court overturned a $790.0 million punitive damages award against Liggett and decertified the Engle smoking and health class action. In July 2006, the Florida Supreme Court affirmed in part and reversed in part the May 2003 intermediate appellate court decision. Although the Florida Supreme Court affirmed the decision to decertify the class and the order vacating the punitive damages award, the court upheld certain of the trial court’s Phase I determinations (including that: (i) smoking causes lung cancer, among other diseases; (ii) nicotine in cigarettes is addictive; (iii) defendants placed cigarettes on the market that were defective and unreasonably dangerous; (iv) the defendants concealed material information; (v) the defendants agreed to misrepresent information relating to the health effects of cigarettes with the intention that the public would rely on this information to its detriment; (vi) all defendants sold or supplied cigarettes that were defective; and (vii) all defendants were negligent) and allowed plaintiffs to proceed to trial on individual liability issues and compensatory and punitive damage issues, provided they commence their individual lawsuits within one year from the court’s mandate. The defendant tobacco companies have moved for reconsideration and/or clarification of the decision. If the Florida Supreme Court’s decision is allowed to stand, it could result in the filing of a large number of individual personal injury cases in Florida which could have a material adverse effect on us. In November 2000, Liggett filed the $3.45 million bond required under the bonding statute enacted in 2000 by the Florida legislature which limits the size of any bond required, pending appeal, to stay execution of a punitive damages verdict. In May 2001, Liggett reached an agreement with the Engle class, which provided assurance to Liggett that the stay of execution, in effect under the Florida bonding statute, would not be lifted or limited at any point until completion of all appeals, including to the United States Supreme Court. As required by the agreement, Liggett paid $6.27 million into an escrow account to be held for the benefit of the Engle class, and released, along with Liggett’s existing $3.45 million statutory bond, to the court for the benefit of the class upon completion of the appeals process, regardless of the outcome of the appeal. In light of the Florida Supreme Court’s July 2006 decision decertifying the Engle class, entitlement to the escrowed monies will have to be determined by the court. In June 2002, the jury in Lukacs v. Philip Morris, et. al., an individual case brought under the third phase of the Engle case, awarded $37.5 million (subsequently reduced by the court to $24.86 million) of compensatory damages against Liggett and two other defendants and found Liggett 50% responsible for the damages. Entry of the final judgment in Lukacs, along with the plaintiff’s motion to tax costs and attorneys’ fees, was stayed pending appellate review of the Engle final judgment. On August 2, 2006, plaintiff filed a motion for entry of partial judgment on the compensatory damages and requested a trial date on punitive damages. The defendants have opposed the relief sought, but there can be no assurance that the trial court will not grant the requested relief. Liggett may be required to bond the amount of the judgment against it to perfect its appeal. It is possible that additional cases could be decided unfavorably and that there could be further adverse developments in the Engle case. Liggett may enter into discussions in an attempt to settle particular cases if it believes it is appropriate to do so. We cannot predict the cash requirements related to any future settlements and judgments, including cash required to bond any appeals, and there is a risk that those requirements will not be able to be met.
     In recent years, there have been a number of proposed restrictive regulatory actions from various federal administrative bodies, including the United States Environmental Protection Agency and the Food and Drug Administration (the “FDA”). There have also been adverse political decisions and other unfavorable developments concerning cigarette smoking and the tobacco industry, including the commencement and certification of class actions and the commencement of third-party payor actions. These developments generally receive widespread media attention. We are not able to evaluate the effect of these developing matters on pending litigation or the possible commencement of additional litigation, but our consolidated financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any smoking-related litigation, which in turn could negatively affect the value of our common stock.
Liggett may have additional payment obligations under the Master Settlement Agreement and its other settlement agreements with the states.
     In October 2004, Liggett was notified that all participating manufacturers’ payment obligations under the Master Settlement Agreement, dating from the agreement’s execution in late 1998, were recalculated utilizing “net” unit amounts, rather than “gross” unit amounts (which have been utilized since 1999). The change in the method of calculation could, among other things, require additional payments by Liggett under the Master Settlement Agreement of approximately $12.3 million for the periods 2001 through 2005, and require Liggett to pay an additional amount of approximately $2.8 million in 2006 and in future periods by lowering Liggett’s market share exemption under the Master Settlement Agreement. Liggett has objected to this retroactive change and has disputed the change in methodology. No amounts have been accrued in our consolidated financial statements for any potential liability relating to the “gross” versus “net” dispute.
     On March 30, 2005, the Independent Auditor under the Master Settlement Agreement calculated $28.7 million in Master Settlement Agreement payments for Liggett’s 2004 sales. On April 15, 2005, Liggett paid $11.7 million of this amount and, in accordance with its rights under the Master Settlement Agreement, disputed the balance of $17.0 million. Of the disputed amount, Liggett paid $9.3 million into the disputed payments account under the Master Settlement Agreement and withheld from payment $7.7 million. The $9.3 million, which has since been released to the settling states although Liggett continues to dispute that this money is owed, represents the amount claimed by Liggett as an adjustment to its 2003 payment obligation under the Master Settlement Agreement for market share loss to non-participating manufacturers, which is known as the “NPM Adjustment”. The $7.7 million withheld from payment represents $5.3 million claimed as an adjustment to Liggett’s 2004 Master Settlement Agreement obligation for the NPM Adjustment and $2.4 million relating to the retroactive change, discussed above, to the method for computing payment obligations under the Master Settlement Agreement which Liggett contends, among other things, is not in accordance with the Master Settlement Agreement. Liggett withheld approximately $1.6 million from its payment due under the Master Settlement Agreement on April 15, 2006 which Liggett claims as the NPM Adjustment to its 2005 payment obligation and $2.6 million relating to the “gross” vs. “net” dispute discussed above. The following amounts have not been accrued in our consolidated financial statements as they relate to Liggett’s and Vector Tobacco’s claim for an NPM Adjustment: $6.5 million for 2003, $3.8 million for 2004 and approximately $0.8 million for 2005.
     In 2004, the Attorneys General for each of Florida, Mississippi and Texas advised Liggett that they believed that Liggett has failed to make all required payments under the respective settlement agreements with these states for the period 1998 through 2003 and that additional payments may be due for 2004 and subsequent years. Liggett believes these allegations are without merit, based, among other things, on the language of the most favored nation provisions of the settlement agreements. In December 2004, the State of Florida offered to settle all amounts allegedly owed by Liggett for the period through 2003 for the sum of $13.5 million. In March 2005, the State of Florida reaffirmed its December 2004 offer to settle and provided Liggett with a 60 day notice to cure the alleged defaults. In November 2005, Florida made a revised offer that Liggett pay Florida $4.25 million to resolve all matters through December 31, 2005, and pay Florida $0.17 per pack on all Liggett cigarettes sold in Florida beginning January 1, 2006. After further discussions, Florida’s most recent offer was that Liggett pay a total of $3.5 million in four annual payments, $1.0 million for the first three years and $0.5 million in the fourth year, and defer further discussion of any alleged future obligations until the end of Florida’s 2006 legislative session. Liggett has recently countered with an offer to pay a lump sum of $2.5 million to resolve all claims through December 31, 2006 and pay $100,000 per year thereafter, to resolve all future claims. There can be no assurance that a settlement will be reached. In November 2004, the State of Mississippi offered to settle all amounts allegedly owed by Liggett for the period through 2003 for the sum of $6.5 million. In April 2005, the State of Mississippi reaffirmed its November 2004 offer to settle and provided Liggett with a 60 day notice to cure the alleged defaults. No specific monetary demand has been made by the State of Texas. Liggett has met with representatives of Mississippi and Texas to discuss the issues relating to the alleged defaults, although no resolution has been reached.
     Except for $2.0 million accrued for the year ended December 31, 2005 in connection with the foregoing matters, no other amounts have been accrued in our consolidated financial statements for any additional amounts that may be payable by Liggett under the settlement agreements with Florida, Mississippi and Texas. There can be no assurance that Liggett will prevail in any of these matters and that Liggett will not be required to make additional material payments, which payments could materially adversely affect our consolidated financial position, results of operations or cash flows and the value of our common stock.
Liggett has significant sales to a single customer.
     During 2005, 11.9% of Liggett’s total revenues and 11.7% of our consolidated revenues were generated by sales to Liggett’s largest customer. Liggett’s contract with this customer currently extends through March 31, 2009. If this customer discontinues its relationship with Liggett or experiences financial difficulties, Liggett’s results of operations could be materially adversely affected.
Liggett may be adversely affected by recent legislation to eliminate the federal tobacco quota system.
     In October 2004, federal legislation was enacted which eliminated the federal tobacco quota system and price support system through an industry funded buyout of tobacco growers and quota holders. Pursuant to the legislation, manufacturers of tobacco products will be assessed $10.1 billion over a ten-year period to compensate tobacco growers and quota holders for the elimination of their quota rights. Cigarette manufacturers will initially be responsible for 96.3% of the assessment (subject to adjustment in the future), which will be allocated based on relative unit volume of domestic cigarette shipments. Management currently estimates that Liggett’s and Vector Tobacco’s assessment will be approximately $22.0 million for the second year of the program which began January 1, 2006. The relative cost of the legislation to each of the three largest cigarette manufacturers will likely be less than the cost to smaller manufacturers, including Liggett and Vector Tobacco, because one effect of the legislation is that the three largest manufacturers will no longer be obligated to make certain contractual payments, commonly known as Phase II payments, they agreed in 1999 to make to tobacco-producing states. The ultimate impact of this legislation cannot be determined, but there is a risk that smaller manufacturers, such as Liggett and Vector Tobacco, will be disproportionately affected by the legislation, which could have a material adverse effect on us.
Excise tax increases adversely affect cigarette sales.
     Cigarettes are subject to substantial and increasing federal, state and local excise taxes. The federal excise tax on cigarettes is currently $0.39 per pack. State and local sales and excise taxes vary considerably and, when combined with the current federal excise tax, may currently exceed $4.00 per pack. In 2005, nine states enacted increases in excise taxes, and five states, in 2006, have enacted increases in excise taxes. Further increases from other states are expected. Congress has considered significant increases in the federal excise tax or other payments from tobacco manufacturers, and various states and other jurisdictions have currently under consideration or pending legislation proposing further state excise tax increases. We believe that increases in excise and similar taxes have had an adverse impact on sales of cigarettes. Further substantial federal or state excise tax increases could accelerate the trend away from smoking and could have a material adverse effect on Liggett’s sales and profitability, which in turn could negatively affect the value of our common stock.
Vector Tobacco is subject to risks inherent in new product development initiatives.
     We have made, and plan to continue to make, significant investments in Vector Tobacco’s development projects in the tobacco industry. Vector Tobacco is in the business of developing and marketing the low nicotine and nicotine-free QUEST cigarette products and developing reduced risk cigarette products. These initiatives are subject to high levels of risk, uncertainties and contingencies, including the challenges inherent in new product development. There is a risk that continued investments in Vector Tobacco will harm our results of operations, liquidity or cash flow.
The substantial risks facing Vector Tobacco include:
     Risks of market acceptance of new products. In November 2001, Vector Tobacco launched nationwide its reduced carcinogen OMNI cigarettes. During 2002, acceptance of OMNI in the marketplace was limited, with revenues of only approximately $5.1 million on sales of 70.7 million units. Since 2003, Vector Tobacco has not been actively marketing the OMNI product, and the product is not currently in distribution. Vector Tobacco was unable to achieve the anticipated breadth of distribution and sales of the OMNI product due, in part, to the lack of success of its advertising and marketing efforts in differentiating OMNI from other conventional cigarettes with consumers through the “reduced carcinogen” message. Over the next several years, our in-house research program, together with third-party collaborators, plans to conduct appropriate studies relating OMNI’s reduction of carcinogens to reduced risk in smokers and, based on these studies, we will review the marketing and positioning of the OMNI brand in order to formulate a strategy for its long-term success. OMNI has not been a commercially successful product to date, and there is a risk that we will be unable to take action to significantly increase the level of OMNI sales in the future.
     Vector Tobacco introduced its low nicotine and nicotine-free QUEST cigarettes in an initial seven-state market in January 2003 and in Arizona in January 2004. During the second quarter of 2004, based on an analysis of the market data obtained since the introduction of the QUEST product, we determined to postpone indefinitely the national launch of QUEST. A national launch of the QUEST brands would require the expenditure of substantial additional sums for advertising and sales promotion, with no assurance of consumer acceptance. Low nicotine and nicotine-free cigarettes may not ultimately be accepted by adult smokers and also may not prove to be commercially successful products. Adult smokers may decide not to purchase cigarettes made with low nicotine and nicotine-free tobaccos due to taste or other preferences, or due to the use of genetically modified tobacco or other product modifications.

     Recoverability of costs of inventory. At June 30, 2006, approximately $1.0 million of our leaf inventory was associated with Vector Tobacco’s QUEST product. We estimate an inventory reserve for excess quantities and obsolete items, taking into account future demand and market conditions. During the second quarter of 2004, we recognized a non-cash charge of $37.0 million to adjust the carrying value of excess leaf tobacco inventory for the QUEST product, based on estimates of future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.
     Third party allegations that Vector Tobacco products are unlawful or bear deceptive or unsubstantiated product claims. Vector Tobacco is engaged in the development and marketing of low nicotine and nicotine-free cigarettes and the development of reduced risk cigarette products. With respect to OMNI, which is not currently being distributed by Vector Tobacco, reductions in carcinogens have not yet been proven to result in a safer cigarette. Like other cigarettes, the OMNI and QUEST products also produce tar, carbon monoxide, other harmful by-products, and, in the case of OMNI, increased levels of nitric oxide and formaldehyde. There are currently no specific governmental standards or parameters for these products and product claims. There is a risk that federal or state regulators may object to Vector Tobacco’s low nicotine and nicotine-free cigarette products and reduced risk cigarette products it may develop as unlawful or allege they bear deceptive or unsubstantiated product claims, and seek the removal of the products from the marketplace, or significant changes to advertising. Various concerns regarding Vector Tobacco’s advertising practices have been expressed to Vector Tobacco by certain state attorneys general. Vector Tobacco has previously engaged in discussions in an effort to resolve these concerns and Vector Tobacco has, in the interim, suspended all print advertising for its QUEST brand. If Vector Tobacco is unable to advertise its QUEST brand, it could have a material adverse effect on sales of QUEST. Allegations by federal or state regulators, public health organizations and other tobacco manufacturers that Vector Tobacco’s products are unlawful, or that its public statements or advertising contain misleading or unsubstantiated health claims or product comparisons, may result in litigation or governmental proceedings. Vector Tobacco’s defense against such claims could require it to incur substantial expense and to divert significant efforts of its scientific and marketing personnel. An adverse determination in a judicial proceeding or by a regulatory agency could have a material and adverse impact on Vector Tobacco’s business, operating results and prospects.
     Potential extensive government regulation. Vector Tobacco’s business may become subject to extensive additional domestic and international government regulation. Various proposals have been made for federal, state and international legislation to regulate cigarette manufacturers generally, and reduced constituent cigarettes specifically. It is possible that laws and regulations may be adopted covering matters such as the manufacture, sale, distribution and labeling of tobacco products as well as any health claims associated with reduced risk and low nicotine and nicotine-free cigarette products and the use of genetically modified tobacco. A system of regulation by agencies such as the FDA, the FTC and the United States Department of Agriculture may be established. In addition, a group of public health organizations submitted a petition to the FDA, alleging that the marketing of the OMNI product is subject to regulation by the FDA under existing law. Vector Tobacco has filed a response in opposition to the petition. The FTC has expressed interest in the regulation of tobacco products made by tobacco manufacturers, including Vector Tobacco, which bear reduced carcinogen claims. The outcome of any of the foregoing cannot be predicted, but any of the foregoing could have a material adverse effect on Vector Tobacco’s business, operating results and prospects.
     Necessity of obtaining FDA approval to market QUEST as a smoking cessation product. In October 2003, we announced that Jed E. Rose, Ph.D., Director of Duke University Medical Center’s Nicotine Research Program and co-inventor of the nicotine patch, had conducted a study at Duke University Medical Center to provide preliminary evaluation of the use of the QUEST technology as a smoking cessation aid. In the preliminary study on QUEST, 33% of QUEST 3 smokers were able to achieve four-week continuous abstinence. In March 2006, Vector Tobacco concluded a randomized, multi center phase II clinical trial to further evaluate QUEST technology as an effective alternative to conventional smoking cessation aids. The study was designed with input from the FDA. In July 2006, we participated in an end-of-phase II meeting with the FDA where we received significant guidance and feedback from the agency with regard to development of the QUEST technology. The FDA provided guidance associated with future testing and data development, including the necessary duration of phase III clinical trials for the QUEST technology. Based in part on the feedback received from the FDA, the company is currently refining and evaluating commercial strategies and clinical development strategies for the QUEST smoking cessation project. Management believes that obtaining the FDA’s approval to market QUEST as a smoking cessation product will be a critical factor in the commercial success of the QUEST brand. No assurance can be given that such approval can be obtained or as to the timing of any such approval if received.
     Competition from other cigarette manufacturers with greater resources. Vector Tobacco’s competitors generally have substantially greater resources than Vector Tobacco has, including financial, marketing and personnel resources. Other major tobacco companies have stated that they are working on reduced risk cigarette products and have made publicly available at this time only limited additional information concerning their activities. Philip Morris has announced it is developing products that potentially reduce smokers’ exposure to harmful compounds in cigarette smoke. RJR Tobacco has disclosed that a primary focus for its research and development activity is the development of potentially reduced exposure products, which may ultimately be recognized as products that present reduced risks to health. RJR Tobacco has stated that it continues to sell in limited distribution throughout the country a brand of cigarettes that primarily heats rather than burns tobacco, which it claims reduces the toxicity of its smoke. There is a substantial likelihood that other major tobacco companies will continue to introduce new products that are designed to compete directly with the low nicotine, nicotine-free and reduced risk products that Vector Tobacco currently markets or may develop.
     Potential disputes concerning intellectual property. Vector Tobacco’s ability to commercially exploit its proprietary technology for its reduced carcinogen and low nicotine and nicotine-free products depends in large part on its ability to obtain and defend issued patents, to obtain further patent protection for its existing technology in the United States and abroad, and to operate without infringing on the patents and proprietary rights of others both in the United States and abroad. Additionally, it must be able to obtain appropriate licenses to patents or proprietary rights held by third parties, or issued to third parties, if infringement would otherwise occur, both in the United States and abroad.
     Intellectual property rights, including Vector Tobacco’s patents (owned or licensed), involve complex legal and factual issues. Any conflicts resulting from third party patent applications and granted patents could significantly limit Vector Tobacco’s ability to obtain meaningful patent protection or to commercialize its technology. If patents currently exist or are issued to other companies that contain claims which encompass Vector Tobacco’s products or the processes used by Vector Tobacco to manufacture or develop its products, Vector Tobacco may be required to obtain licenses to use these patents or to develop or obtain alternative technology. Licensing agreements, if required, may not be available on acceptable terms or at all. If licenses are not obtained, Vector Tobacco could be delayed in, or prevented from, pursuing the further development or marketing of its new cigarette products. Any alternative technology, if feasible, could take several years to develop.
     Litigation which could result in substantial cost also may be necessary to enforce any patents to which Vector Tobacco has rights, or to determine the scope, validity and unenforceability of other parties’ proprietary rights which may affect Vector Tobacco’s rights. Vector Tobacco also may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of an invention or in opposition proceedings in foreign counties or jurisdictions, which could result in substantial costs. There is a risk that its licensed patents would be held invalid by a court or administrative body or that an alleged infringer would not be found to be infringing. The mere uncertainty resulting from the institution and continuation of any technology-related litigation or any interference or opposition proceedings could have a material and adverse effect on Vector Tobacco’s business, operating results and prospects.
     Vector Tobacco may also rely on unpatented trade secrets and know-how to maintain its competitive position, which it seeks to protect, in part, by confidentiality agreements with employees, consultants, suppliers and others. There is a risk that these agreements will be breached or terminated, that Vector Tobacco will not have adequate remedies for any breach, or that its trade secrets will otherwise become known or be independently discovered by competitors.
     Dependence on key scientific personnel. Vector Tobacco’s business depends on the continued services of key scientific personnel for its continued development and growth. The loss of Dr. Anthony Albino, Vector Tobacco’s Senior Vice President of Public Health Affairs, could have a serious negative impact upon Vector Tobacco’s business, operating results and prospects.
     Ability to raise capital and manage growth of business. If Vector Tobacco succeeds in introducing to market and increasing consumer acceptance for its new cigarette products, Vector Tobacco will be required to obtain significant amounts of additional capital and manage substantial volume from its customers. There is a risk that adequate amounts of additional capital will not be available to Vector Tobacco to fund the growth of its business. To accommodate growth and compete effectively, Vector Tobacco will also be required to attract, integrate, motivate and retain additional highly skilled sales, technical and other employees. Vector Tobacco will face competition for these people. Its ability to manage volume also will depend on its ability to scale up its tobacco processing, production and distribution operations. There is a risk that it will not succeed in scaling its processing, production and distribution operations and that its personnel, systems, procedures and controls will not be adequate to support its future operations.
     Potential delays in obtaining tobacco, other raw materials and any technology needed to produce products. Vector Tobacco is dependent on third parties to produce tobacco and other raw materials that Vector Tobacco requires to manufacture its products. In addition, the growing of new tobacco and new seeds is subject to adverse weather conditions. Vector Tobacco may also need to obtain licenses to technology subject to patents or proprietary rights of third parties to produce its products. The failure by such third parties to supply Vector Tobacco with tobacco, other raw materials and technology on commercially reasonable terms, or at all, in the absence of readily available alternative sources, would have a serious negative impact on Vector Tobacco’s business, operating results and prospects. There is also a risk that interruptions in the supply of these materials and technology may occur in the future. Any interruption in their supply could have a serious negative impact on Vector Tobacco.
The actual costs and savings associated with restructurings of our tobacco business may differ materially from amounts we estimate.
     In recent years, we have undertaken a number of initiatives to streamline the cost structure of our tobacco business and improve operating efficiency and long-term earnings. For example, during 2002, the sales, marketing and support functions of our Liggett and Vector Tobacco subsidiaries were combined. Effective year-end 2003, we closed Vector Tobacco’s Timberlake, North Carolina manufacturing facility and moved all production to Liggett’s facility in Mebane, North Carolina. In April 2004, we eliminated a number of positions in our tobacco operations and subleased excess office space. In December 2004, we restructured the operations of Liggett Vector Brands. We may consider various additional opportunities to further improve efficiencies and reduce costs. These prior and current initiatives have involved material restructuring and impairment charges, and any future actions taken are likely to involve material charges as well. These restructuring charges are based on our best estimate at the time of restructuring. The status of the restructuring activities is reviewed on a quarterly basis and any adjustments to the reserve, which could differ materially from previous estimates, are recorded as an adjustment to operating income. Although we may estimate that substantial cost savings will be associated with these restructuring actions, there is a risk that these actions could have a serious negative impact on our tobacco business and that any estimated increases in profitability cannot be achieved.
New Valley is subject to risks relating to the industries in which it operates.
     Risks of real estate ventures. New Valley has three significant investments, Douglas Elliman Realty, LLC, the Sheraton Keauhou Bay Resort & Spa (which reopened in the fourth quarter 2004) and the St. Regis Hotel in Washington, D. C. (since August 2005), in each of which it holds only a 50% interest. In addition, New Valley has a 21% interest in a condominium hotel project in Islamorada, Florida. New Valley must seek approval from other parties for important actions regarding these joint ventures. Since these other parties’ interests may differ from those of New Valley, a deadlock could arise that might impair the ability of the ventures to function. Such a deadlock could significantly harm the ventures.
     New Valley may pursue a variety of real estate development projects. Development projects are subject to special risks including potential increase in costs, changes in market demand, inability to meet deadlines which may delay the timely completion of projects, reliance on contractors who may be unable to perform and the need to obtain various governmental and third party consents.
     Risks relating to the residential brokerage business. Through New Valley’s investment in Douglas Elliman Realty, LLC, we are subject to the risks and uncertainties endemic to the residential brokerage business. Both Douglas Elliman and Prudential Douglas Elliman Real Estate operate as franchisees of The Prudential Real Estate Affiliates, Inc. Prudential Douglas Elliman operates each of its offices under its franchiser’s brand name, but generally does not own any of the brand names under which it operates. The franchiser has significant rights over the use of the franchised service marks and the conduct of the two brokerage companies’ business. The franchise agreements require the companies to:
•	coordinate with the franchiser on significant matters relating to their operations, including the opening and closing of offices;

•	make substantial royalty payments to the franchiser and contribute significant amounts to national advertising funds maintained by the franchiser;

•	indemnify the franchiser against losses arising out of the operations of their business under the franchise agreements; and

•	maintain standards and comply with guidelines relating to their operations which are applicable to all franchisees of the franchiser’s real estate franchise system.
     The franchiser has the right to terminate Douglas Elliman’s and Prudential Douglas Elliman Real Estate’s franchises, upon the occurrence of certain events, including a bankruptcy or insolvency event, a change in control, a transfer of rights under the franchise agreement and a failure to promptly pay amounts due under the franchise agreements. A termination of Douglas Elliman’s or Prudential Douglas Elliman Real Estate’s franchise agreement could adversely affect our investment in Douglas Elliman Realty.

     The franchise agreements grant Douglas Elliman and Prudential Douglas Elliman Real Estate exclusive franchises in New York for the counties of Nassau and Suffolk on Long Island and for Manhattan, Brooklyn and Queens, subject to various exceptions and to meeting specified annual revenue thresholds. If the two companies fail to achieve these levels of revenues for two consecutive years or otherwise materially breach the franchise agreements, the franchisor would have the right to terminate their exclusivity rights. A loss of these rights could have a material adverse on Douglas Elliman Realty.
     Interest rates in the United States have been at historically low levels in recent years. The low interest rate environment in recent years has significantly contributed to high levels of existing home sales and residential prices and has positively impacted Douglas Elliman Realty’s operating results. However, the residential real estate market tends to be cyclical and typically is affected by changes in the general economic conditions that are beyond Douglas Elliman Realty’s control. Any of the following could have a material adverse effect on Douglas Elliman Realty’s residential business by causing a general decline in the number of home sales and/or prices, which in turn, could adversely affect its revenues and profitability:
•	periods of economic slowdown or recession,

•	a change in the low interest rate environment resulting in rising interest rates,

•	decreasing home ownership rates, or

•	declining demand for real estate.
     All of Douglas Elliman Realty’s current operations are located in the New York metropolitan area. Local and regional economic conditions in this market could differ materially from prevailing conditions in other parts of the country. A downturn in the residential real estate market or economic conditions in that region could have a material adverse effect on Douglas Elliman Realty and our investment in that company.
Potential new investments we may make are unidentified and may not succeed.
     We currently hold a significant amount of marketable securities and cash not committed to any specific investments. This subjects a security holder to increased risk and uncertainty because a security holder will not be able to evaluate how this cash will be invested and the economic merits of particular investments. There may be substantial delay in locating suitable investment opportunities. In addition, we may lack relevant management experience in the areas in which we may invest. There is a risk that we will fail in targeting, consummating or effectively integrating or managing any of these investments.
We depend on our key personnel.
     We depend on the efforts of our executive officers and other key personnel. While we believe that we could find replacements for these key personnel, the loss of their services could have a significant adverse effect on our operations.
While we believe our controls systems are effective, there are inherent limitations in all control systems, and misstatements due to error or fraud may occur and not be detected.
     We continue to take action to assure compliance with the internal controls, disclosure controls and other requirements of the Sarbanes-Oxley Act. Our management, including our Chief Executive

Officer and Chief Financial Officer, cannot guarantee that our internal controls and disclosure controls will prevent all possible errors or all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all controls issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Risks Relating to the Debentures and Our Common Stock
The debentures will be unsecured and are effectively subordinated to indebtedness and other liabilities of our subsidiaries.
     The debentures are general, unsecured obligations, pari passu in right of payment to all of our existing and future senior debt except for any secured indebtedness. Holders of any secured indebtedness would have claims that are superior to your claims as a holder of the debentures to the extent of the value of the assets securing such other indebtedness. If we become insolvent, file for bankruptcy, reorganize our business or close down, the assets which serve as collateral for any secured indebtedness would be available to satisfy the obligations under the secured indebtedness before any payments were to be made on the debentures. Further, the debentures are effectively subordinated to all existing and future liabilities (including trade payables and liabilities to judgment creditors) of our subsidiaries. In the event of a bankruptcy, liquidation or dissolution of one of our subsidiaries, the subsidiary may not have sufficient assets to make payments to us following payment by the subsidiary of its liabilities. The indenture governing the debentures permits us and our subsidiaries to incur indebtedness and other liabilities.
     In addition to our own cash resources, we will rely on cash payments from our subsidiaries to fund our obligations, including payments on the debentures. Liggett’s revolving credit agreement contains significant restrictions on its ability to make distributions to us. This agreement and other future debt agreements may not permit our subsidiaries to distribute enough cash to us to allow us to make all payments required on the debentures, even in the case of an event of default under the debentures.
The indenture does not contain financial covenants and does not restrict the incurrence of debt by us or our subsidiaries and, as a result, our subsidiaries can incur additional indebtedness or enter into other agreements that restrict the payment of dividends to us.
     The indenture does not contain any financial covenants or restrictions prohibiting the incurrence of indebtedness, including additional senior indebtedness, by us or the incurrence of any indebtedness by our subsidiaries. The indenture also does not prohibit our subsidiaries from entering into agreements that restrict the subsidiaries’ ability to pay dividends or make other cash distributions to us. In addition, the indenture does not restrict the payment of dividends or the issuance or repurchase of securities by us. The indenture does not contain any covenants or other provisions to afford protection to holders of the debentures in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect holders of the debentures except to the extent described under “Description of Debentures — Repurchase of Debentures at the Option of the Holders Upon a Fundamental Change.” The term “fundamental change” is limited to certain specified transactions and may not include other events that may involve an actual change of control.
Our ability to purchase the debentures with cash at your option and our ability to satisfy our obligations upon a fundamental change or an event of default may be limited.
     Holders of debentures may require us to purchase all or a portion of their debentures for cash upon the occurrence of specific circumstances involving the events described under “Description of Debentures – Repurchase of Debentures at the Option of the Holders Upon a Fundamental Change” and “Description of Debentures – Events of Default and Remedies.” We cannot assure you that, if required, we would have sufficient cash or other financial resources at that time or would be able to arrange sufficient financing necessary to pay the purchase price for all debentures tendered by holders thereof. In addition, our ability to repurchase debentures in the event of a fundamental change or an event of default may be prohibited or limited by law, by regulatory authorities, by the other agreements related to our indebtedness and by indebtedness and agreements that we or our subsidiaries may enter into from time to time, which may replace, supplement or amend our existing or future indebtedness. Our failure to repurchase tendered debentures would constitute an event of default under the indenture.
The make-whole premium payable on debentures converted or repurchased in connection with the occurrence of a fundamental change may not adequately compensate you for the lost option value of the debentures as a result of such fundamental change.
     If a fundamental change occurs, we will, in certain circumstances, pay a make-whole premium on debentures converted or repurchased in connection with such fundamental change. The amount of the make-whole premium will be determined based on the date on which the fundamental change becomes effective and the price paid per share of our common stock in the transaction constituting the fundamental change as described below under “Description of Debentures – Repurchase of Debentures at the Option of the Holders Upon a Fundamental Change.” While the make-whole premium is designed to compensate holders of debentures for the lost option time value of their debentures as a result of such fundamental change, such make-whole premium is only an approximation of such lost value and may not adequately compensate holders of debentures for such loss. In addition, if the price paid per share of our common stock in the fundamental change is less than the common stock price at the date of issuance of the debentures, there will be no make-whole premium.
Some significant corporate transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the debentures.
     Upon the occurrence of a fundamental change, which includes specified change of control events, we will be required to offer to repurchase all outstanding debentures. See “Description of Debentures—Repurchase of Debentures at the Option of the Holders Upon a Fundamental Change.” The fundamental change provisions, however, will not require us to offer to repurchase the debentures in the event of some significant corporate transactions. For example, various transactions, such as leveraged recapitalizations, refinancings, restructurings or acquisitions initiated by us, would not constitute a change of control and, therefore, would not constitute a fundamental change because they do not involve a change in voting power or beneficial ownership of the type described in the definition of fundamental change. Accordingly, debenture holders may not have the right to require us to repurchase their debentures in the event of a significant transaction that could increase the amount of our indebtedness, adversely affect our capital structure or any credit ratings or otherwise adversely affect the holders of debentures.

     In addition, a fundamental change includes a sale of all or substantially all of our properties and assets. Although there is limited law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under the laws of New York, which govern the indenture and the debentures. Accordingly, your ability to require us to repurchase debentures as a result of a sale of less than all of our properties and assets may be uncertain.
There is no prior public market for the debentures, so if an active trading market does not develop for the debentures you may not be able to resell them.
     The debentures and the common stock issuable upon conversion of the debentures have not been registered under the Securities Act or under any state securities laws. Until the resale of the debentures and the common stock issuable upon conversion of the debentures has been registered, they may not be transferred or resold except in a transaction exempt from or not subject to the registration requirements of the Securities Act and applicable state securities laws. Although we are required to register the resale by the holders of the debentures and the common stock into which the debentures are convertible within a certain period of time, such registration may not be available to holders at all times.
     Prior to this offering, there was no public market for the debentures and we cannot assure you that an active trading market will ever develop for the debentures. Although we have applied for listing of the debentures for trading in the PORTAL Market, we do not intend to apply for listing of the debentures on any securities exchange or for quotation of the debentures on any automated dealer quotation system. The Initial Purchaser has informed us that it currently intends to make a market in the debentures after this offering is completed. However, the Initial Purchaser may cease its market making at any time. The lack of a trading market could adversely affect your ability to sell the debentures and the price at which you may be able to sell the debentures. The liquidity of the trading market, if any, and future trading prices of the debentures will depend on many factors, including, among other things, the market price of our common stock, our ability to complete the registration of the debentures and the shares of common stock issuable upon conversion of the debentures, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the debentures will be subject to disruptions which may have a negative effect on the holders of the debentures, regardless of our operating results, financial performance or prospects.
The price of our common stock, and therefore of the debentures, may fluctuate significantly, and this may make it difficult for you to resell the debentures or the shares of our common stock issuable upon conversion of the debentures when you want or at prices you find attractive.
     As of August 31, 2006, the trading price of our common stock has ranged between $15.19 and $20.82 per share over the past 52 weeks. We expect that the market price of our common stock will continue to fluctuate. In addition, because the debentures are convertible into our common stock, the market price of the debentures is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the debentures than would be expected for nonconvertible debt securities.
     The market price of our common stock may fluctuate in response to numerous factors, many of which are beyond our control. These factors include the following:
•	actual or anticipated fluctuations in our operating results;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	the operating and stock performance of our competitors;

•	announcements by us or our competitors of new products or services or significant contract, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	the initiation or outcome of litigation;

•	changes in interest rates;

•	general economic, market and political conditions;

•	additions or departures of key personnel; and

•	future sales of our equity or convertible securities.
     We cannot predict the extent, if any, to which future sales of shares of common stock or the availability of shares of common stock for future sale, including sales of our common stock in short sale transactions by purchasers of the debentures, may depress the trading price of our common stock or the value of the debentures.
     In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance. Furthermore, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management. These factors, among others, could significantly depress the trading price of the debentures and the price of our common stock issued upon conversion of the debentures.
The conversion rate of the debentures may be adjusted for certain dilutive events.
     The conversion rate of the debentures is subject to adjustment for certain events, including but not limited to the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions or combinations of our common stock, distributions of capital stock, indebtedness or assets, and certain tender or exchange offers as described under “Description of Debentures—Conversion Rights.” If we engage in any of these types of transactions, the value of our common stock into which your debentures are convertible may be diluted.
Before conversion, holders of the debentures will not be entitled to any stockholder rights, but will be subject to all changes affecting our shares.
     If you hold debentures, you will not be entitled to any rights with respect to shares of our common stock, including rights to receive dividends or distributions. However, the common stock you receive upon conversion of your debentures will be subject to all changes affecting our common stock. Except for limited cases under the adjustments to the conversion price, you will be entitled only to rights that we may grant with respect to shares of our common stock if and when we deliver shares to you upon your election to convert your debentures into shares.

Our debentures may not be rated or may receive a lower rating than investors anticipate, which could cause a decline in the trading volume and market price of the debentures and our common stock.
     We do not intend to seek a rating on the debentures, and we believe it is unlikely the debentures will be rated. If, however, one or more rating agencies rates the debentures and assigns a rating lower than the rating expected by investors, or reduces any rating in the future, the trading volume and market price of the debentures and our common stock may be adversely affected.
You are urged to consider the United States federal income tax consequences of owning the debentures and the shares of common stock issuable upon conversion of the debentures.
     We and each holder of a debenture agree in the indenture governing the debentures to treat the debentures as indebtedness that is subject to U.S. Treasury regulations governing contingent payment debt instruments. Under the contingent payment debt regulations, a holder will be required to include amounts in income, as original issue discount, in advance of cash such holder receives on a debenture, and to accrue interest on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a noncontingent, nonconvertible borrowing, even though the debenture will have a significantly lower stated rate of interest. A holder may recognize taxable income significantly in excess of cash received while the debentures are outstanding. In addition, under the indenture, a holder will recognize ordinary income, if any, upon a sale, exchange, conversion, redemption or repurchase of the debentures at a gain. In computing such gain, the amount realized by a holder will include, in the case of a conversion, the amount of cash and the fair market value of shares received. With respect to non-U.S. holders, we intend to withhold on such payments of contingent interest at a rate of 30% unless such non-U.S. holder is eligible for a reduced rate or an exemption under an applicable U.S. income tax treaty or such interest is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business. Holders are urged to consult their own tax advisors as to the United States federal, state and other tax consequences of acquiring, owning and disposing of the debentures and the shares of common stock issuable upon conversion of the debentures. For more information, see “Certain United States Federal Income Tax Consequences.”
We have many potentially dilutive securities outstanding.
     At June 30, 2006, we had outstanding options granted to employees to purchase approximately 8,445,909 shares of our common stock, at prices ranging from $6.93 to $35.81 per share, of which options for 8,339,639 shares were exercisable at June 30, 2006. We also have outstanding convertible debentures maturing in November 2011, which are currently convertible into 6,053,247 shares of our common stock. The issuance of these shares will cause dilution which may adversely affect the market price of our common stock. The availability for sale of significant quantities of our common stock could adversely affect the prevailing market price of the stock.

USE OF PROCEEDS
     The selling securityholders will receive all of the proceeds from the sale of the debentures and common stock issuable upon conversion of the debentures. We will not receive any proceeds from the sale by any selling securityholder of the debentures or the shares of common stock issuable upon conversion of the debentures offered by the selling securityholders under this prospectus, but we have agreed to pay the expenses of preparing this prospectus and the related registration statement.
     We received net proceeds of approximately $104.5 million from our sale of the debentures to the initial purchasers, after deducting the estimated offering expenses payable by us. We used the proceeds of the offering to redeem our 6 1/4% Convertible Subordinated Notes due 2008 on August 14, 2006 and for general corporate purposes.
RATIO OF EARNINGS TO FIXED CHARGES
     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Year Ended						Six Months Ended
	December 31,						June 30,
	2001	2002	2003	2004	2005		2005	2006
						Pro			Pro
					Actual	Forma		Actual	Forma
Ratio of earnings to fixed charges(1)	2.59x	—	—	1.00x	3.24x	2.82x	3.22x	1.52x	1.41x

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings include pre-tax income (loss) from continuing operations and fixed charges (excluding capitalized interest) and amortization of capitalized interest. Earnings are also adjusted to exclude equity in gain or loss of affiliates. Fixed charges consist of interest expense, capitalized interest (including amounts charged to income and capitalized during the period), a portion of rental expense (deemed by us to be representative of the interest factor of rental payments), amortization of debt issuance costs and amortization of debt discount costs. For the years ended December 31, 2002 and 2003, earnings were insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio. Additional earnings of approximately $37.7 million and $16.4 million were necessary for the years ended December 31, 2002 and 2003, respectively.

DESCRIPTION OF DEBENTURES
     We issued the debentures under an indenture between us and Wells Fargo Bank, N.A., as trustee. The terms of the debentures will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.
     The following description is a summary of the material provisions of the debentures, the indenture and the registration rights agreement. It does not restate the debentures, the indenture or the registration rights agreement in their entirety. We urge you to read the debentures, the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the debentures. Copies of the indenture and the registration rights agreement are available as set forth below under “—Additional Information.”
     As used in this section, the references to “us,” “we,” “our” or the “Company” refer only to Vector Group Ltd. and not any of its subsidiaries.
     The registered holder of a debenture will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.
General
     The debentures are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. However, the debentures are structurally subordinated to liabilities of our subsidiaries. The debentures are convertible into our common stock at the option of the holder as described below under “—Conversion Rights.”
     We issued $110,000,000 in aggregate principal amount of debentures in a private transaction on July 12, 2006. The debentures will mature on June 15, 2026.
     We will not be subject to any financial covenants under the indenture. In addition, we will not be restricted under the indenture from paying dividends, issuing or repurchasing our securities or incurring indebtedness, including senior indebtedness.
     You will not be afforded protection in the event of a highly leveraged transaction, or a change in ownership of us under the indenture, except to the extent described below under “—Repurchase of Debentures at Option of Holders Upon a Fundamental Change.” In addition, we may be required to repurchase debentures as set forth under “—Events of Defaults and Remedies.” We may redeem the debentures at our option in whole or in part on or after June 15, 2012 as described below under “—Optional Redemption.” Furthermore, the debentures may be redeemed at the option of the holder as described below under “—Mandatory Redemption and Redemption at the Option of the Holders.” In addition, on June 15, 2011, 10.0% of the aggregate principal amount of the debentures outstanding as of such date will be subject to mandatory redemption on a pro rata basis as described below under “—Mandatory Redemption and Repurchase at the Option of the Holders.”
     The debentures bear interest at the annual rate of 3 7/8% per annum (the “Fixed Interest”) payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on September 15, 2006, to record holders at the close of business on the preceding March 1, June 1, September 1 and December 1 (the “Record Date”). On each interest payment date, an additional amount of interest shall also be payable on the debentures in an amount equal to the product of (1) the total number of shares of common stock into which such debentures may be convertible on the applicable Record Date (without regard to any limitation on conversion) and (2) the total amount of cash dividends and cash distributions per share that we paid on our outstanding common stock during the three-month period ending on such Record Date (the “Dividend Interest”, together with the Fixed Interest, the “Total Interest”). The Total Interest on the debentures accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months. Notwithstanding the foregoing, however, the interest payable on each interest payment date shall be the higher of (i) the Total Interest and (ii) 5 3/4% per year.
     We will pay interest either by check mailed to your address as it appears in the register of holders or, at our option, by wire transfer in immediately available funds. Payments made to The Depositary Trust Company, New York, New York, which we refer to as DTC, or its nominee will be made by wire transfer of immediately available funds to the account of DTC or its nominee.
     Holders are not required to pay a service charge for registration of transfer or conversion of their debentures. We may, however, require holders to pay any tax or other governmental charge payable in connection with the transfer. We are not required to exchange or register the transfer of:
•	any debentures or portion of debentures surrendered for conversion, or

•	any debentures or portion of debentures surrendered for redemption or repurchase by us and not withdrawn.
     Until otherwise designated by us, the corporate trust office of the trustee responsible for the administration of the debentures and the trustee’s obligations under the debentures is located at Sixth & Marquette, N9303-120, Minneapolis, MN 55479; Attn: Corporate Trust Services.
Conversion Rights
     The holders have the right to convert any portion of the principal amount of the debentures at any time prior to the close of business on the maturity date of the debentures, unless the debentures have been previously redeemed or repurchased. The conversion price for the debentures is $21.50 per share, which is equal to a conversion rate per share of approximately 46.512 shares per $1,000 principal amount of the debentures, subject to adjustment as described below. The holders may convert debentures in part so long as the part converted is $1,000 or an integral multiple of $1,000. Except as set forth immediately below, a holder’s right to convert debentures called for redemption or delivered for repurchase and not withdrawn will terminate at the close of business on the business day immediately prior to the redemption date or repurchase date, unless we subsequently fail to pay the applicable redemption price or repurchase price.
     If a redemption date occurs on an interest payment date, conversion rights with respect to the debentures subject to the redemption will expire at the close of business on the applicable redemption date. If the debentures are converted on an interest payment date, the interest due on the interest payment date will be paid to the holders whose debentures are being redeemed or converted on that date and such holders will not be required to repay that amount. The effect of this is to ensure that in the event of a redemption or conversion on an interest payment date we will be required to pay, and the redeeming or converting holders will be entitled to receive and keep the economic value of, the interest payment due on that date.
     Holders converting any debentures or portions thereof will be entitled to receive any accrued and unpaid interest on the principal amount being converted as of the conversion date to the extent provided for below. If the conversion date occurs between the close of business on the Record Date and the opening of business on the immediately following interest payment date, we will pay the holders in cash, on such interest payment date, an amount equal to the accrued and unpaid interest through the conversion date on the principal amount of debentures the holders have elected to convert; provided, however, if we pay the holders on such interest payment date an amount equal to the interest otherwise payable to the holders as if the holders had not converted any debentures or portion thereof prior to such interest payment date, the holders will promptly pay to us an amount equal to the difference between (1) such interest payment received and (2) the amount of accrued and unpaid interest through the conversion date for the principal amount of debentures so converted. We will not issue any fractional shares of common stock upon conversion of debentures. If the issuance of common stock upon conversion of debentures would result in the issuance of a fraction of a share of common stock, we will round such fraction of a share of common stock up to the nearest whole share.
     If we fail to issue and deliver or caused to be delivered to the holders, or such holders’ nominee or nominees, such number of shares of common stock to which the holders are entitled upon conversion of any debentures within three trading days after the delivery by such holders of a notice of conversion, and if on or after such third trading day such holders purchase (in an open market transaction or otherwise) shares of common stock to deliver in satisfaction of a sale by such holders of shares of common stock that such holders anticipated receiving from us upon the conversion of debentures (a “Buy-In”), then we shall, within three business days after such holders’ request and in the holders’ discretion, either (1) pay cash to such holders in an amount equal to the holders’ total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased (the “Buy-In Price”), at which point our obligation to deliver such certificate (and to issue such underlying common stock) shall terminate, or (2) promptly honor our obligation to deliver to the holders a certificate or certificates representing such common stock and pay cash to the holders in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of common stock and (B) the closing price of the common stock on the conversion date.
     We will not effect any conversion of debentures, and no holders shall have the right to convert any portion of their debentures, to the extent that after giving effect to such conversion (including any make-whole premium), such holders (together with such holders’ affiliates) would beneficially own in excess of 4.99% of the total number of shares of our common stock outstanding immediately after giving effect to such conversion (the “Conversion Limitation”), subject to certain exceptions. For purposes of the foregoing sentence, the number of shares of common stock beneficially owned by a holder and its affiliates shall include the number of shares of common stock issuable upon conversion of the debentures with respect to which the determination is being made, but shall exclude the number of shares of common stock which would be issuable upon (1) conversion of the remaining, nonconverted portion of the debentures beneficially owned by such holder or any of its affiliates and (2) exercise or conversion of the unexercised or nonconverted portion of any of our other securities subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the holders or any of their affiliates.
     Except as provided below, following the issuance of the debentures the conversion price will be subject to adjustment upon certain events, including:
     (a) any payment of dividends or other distribution on our common stock in shares of common stock, or subdivision or combination of our outstanding common stock into a greater or smaller number of shares,
     (b) any issuance to all or substantially all holders of our common stock of rights, options or warrants entitling them to subscribe for or purchase our common stock at less than the then current market price of our common stock (determined in accordance with the indenture),

     (c) any distribution to all or substantially all holders of our common stock of shares of capital stock (other than common stock), evidences of indebtedness or other non-cash assets (including securities, but excluding the portion of any dividends or distributions paid in cash, or those dividends, rights, options, warrants and distributions referred to in clauses (a) and (b) above or distributions in connection with our liquidation, dissolution or winding up and excluding distributions pursuant to a rights plan), and
     (d) any purchase of shares of our common stock by us or any of our subsidiaries by means of a tender offer.
     In any case in which these provisions require that an adjustment be made to the conversion price, in lieu of the adjustment, we may, at our option, distribute to holders of debentures, concurrently with the distribution to the holders of our common stock, such shares of our common stock, rights, options, warrants, any shares of our capital stock (other than common stock), evidences of indebtedness or other non-cash assets (or the fair market value, as reasonably determined by our Board of Directors, of the foregoing in cash) that such holders of debentures would have been entitled to receive had such debentures been converted immediately prior to the record date relating to the event that would have caused such adjustment (without regard to the Conversion Limitation).
     No adjustment need be made for any issuance of common stock pursuant to a plan of ours for reinvestment of dividends or interest, or to the extent the debentures become convertible into the right to receive cash, or if the holders of the debentures may participate in the transaction that would otherwise give rise to an adjustment described above, or for issuances of cash dividends or distributions which the holders are entitled to receive as interest, or as provided above.
     From time to time and to the extent permitted by law, we may reduce the conversion price by any amount for any period, if the period is at least 20 days and if the decrease is irrevocable during the period, if the Board of Directors has made a determination that such reduction would be in our best interests or the Board of Directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution or similar event, and we provide the holders with 15 days prior notice of any decrease in the conversion price. See “Certain United States Federal Income Tax Consequences.”
     Certain holders may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price.
Conversion Procedure
     To convert a debenture, the holder must complete and manually sign the conversion notice on the back of the note specifying the principal amount of such debenture the holder seeks to convert and deliver the conversion notice, together with the debenture and any required interest payment, to the office of the conversion agent for the debentures, which will initially be the office of the trustee. In addition, the holder must furnish any appropriate endorsements and transfer documents required by the conversion agent and pay any tax or duty payable as a result of any transfer involving the issuance or delivery of the shares of common stock in a name other than that of the registered holder of the debenture. The debenture will be deemed to be converted on the date on which the holder has satisfied all of these requirements.

Ranking
     The debentures are our senior unsecured indebtedness and rank pari passu with all other of our senior unsecured indebtedness. The debentures rank effectively junior, however, to any future secured indebtedness we may incur and junior to liabilities of our subsidiaries. We will not incur or issue any subordinated indebtedness unless such indebtedness is unsecured and subordinated to the debentures.
     We conduct our operations through our subsidiaries. Accordingly, our ability to meet our cash obligations in the future in part will be dependent upon the ability of our subsidiaries to make cash distributions to us.
     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the debentures or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions.
     As of June 30, 2006, we had $11.9 million principal amount of outstanding senior indebtedness and our subsidiaries had $77.9 million of indebtedness outstanding. The indenture does not restrict our or our subsidiaries’ incurrence of senior indebtedness or other indebtedness or our ability to transfer assets or business operations to our subsidiaries, subject to the provisions described under “ —Repurchase of Debentures at Option of the Holders Upon a Fundamental Change” and “ —Limitation on Merger, Sale or Consolidation.”
Optional Redemption
     We may not redeem the debentures prior to June 15, 2012. On or after June 15, 2012, we may redeem the debentures at any time or from time to time in whole or in part.
     Upon any redemption, we will pay a redemption price equal to 100% of the principal amount of debentures being redeemed, plus accrued and unpaid interest, and registration default payments, if any, up to, but excluding the redemption date, unless the redemption date falls after a record date and on or prior to the corresponding interest payment date. In that case, we will pay the full amount of accrued and unpaid interest, including registration default payments, if any, due on such interest payment date to the holder of record at the close of business on the corresponding record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date. If less than all of the outstanding debentures are to be redeemed, the trustee will select the debentures to be redeemed in principal amount of $1,000 or integral multiples of $1,000 on a pro rata basis, by lot or by any other means determined by the trustee unless otherwise required by law or applicable stock exchange requirements. If a portion of your debentures is selected for partial redemption and you convert a portion of your debentures, the converted portion will be deemed, to the extent practicable, to be of the portion selected for redemption.
     We may not redeem the debentures if we have failed to pay any interest or registration default payments, if any, on the debentures and such failure to pay is continuing. We will notify the holders if we redeem the debentures.
     For a discussion of the tax treatment to a holder of the debentures upon optional redemption by us, see “Certain United States Federal Income Tax Consequences—Consequences to U.S. Holders—Sale, Exchange, Conversion or Redemption of Debentures” and “Certain United States Federal Income Tax

Consequences—Consequences to Non-U.S. Holders—Sale, Exchange or Redemption of the Debentures or Common Stock” and the Notice Pursuant to IRS Circular 230.
Mandatory Redemption and Repurchase at the Option of the Holders
     On June 15, 2011, 10% of the aggregate principal amount of the debentures outstanding as of such date will be subject to mandatory redemption on a pro rata basis. In addition to such redemption amount, we will also redeem on June 15, 2011 and at the end of each interest accrual period thereafter, such amounts on a pro-rata basis, if any, of the debentures necessary to prevent the debentures from being treated as an “Applicable High Yield Discount Obligation” within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, as amended.
     In addition, you have the right to require us to repurchase all or any portion of your debentures for cash on June 15, 2012, June 15, 2016 and June 15, 2021. We will be required to repurchase any outstanding debentures for which you deliver a written repurchase notice to the paying agent, which will initially be the trustee. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. A holder may withdraw its repurchase notice at any time prior to close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the debentures listed in the notice. Our repurchase obligation will be subject to certain additional conditions.
     The repurchase price payable for a debenture will be equal to 100% of the principal amount to be repurchased plus accrued and unpaid interest, including registration default payments, if any, to, but excluding, the repurchase date; provided, however, that if a repurchase date falls after a record date and on or prior to the corresponding interest payment date, we will pay the full amount of accrued and unpaid interest payment, and registration default payments, if any, on such interest payment date to the holder of record at the close of business on the corresponding record date.
     We must give notice of an upcoming repurchase date to all debenture holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the repurchase price and the procedures that holders must follow to require us to repurchase their debentures.
     The repurchase notice from the holder must state:
•	if certificated debentures have been issued, the debenture certificate numbers (or, if your debentures are not certificated, your repurchase notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of debentures to be repurchased, which must be in $1,000 multiples; and

•	that the debentures are to be repurchased by us pursuant to the applicable provisions of the indenture.
   You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn debentures;

•	if certificated debentures have been issued, the certificate numbers of the withdrawn debentures (or, if your debentures are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, that remains subject to the repurchase notice.
     Payment of the repurchase price for a debenture for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the debenture, together with necessary endorsements, to the paying agent at its corporate trust office in Minneapolis, Minnesota, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the debenture will be made promptly following the later of the business day immediately following the repurchase date and the time of book-entry transfer or delivery of the debenture. If the paying agent holds money sufficient to pay the repurchase price of the debenture on the business day immediately following the repurchase date, then on and after such date:
•	the debenture will cease to be outstanding;

•	interest and registration default payments, if any, will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the debenture.
     This will be the case whether or not book-entry transfer of the debenture has been made or the debenture has been delivered to the paying agent. No debentures may be repurchased by us at the option of holders on June 15, 2012, June 15, 2016 or June 15, 2021 if the principal amount of the debenture has been accelerated, and such acceleration has not been rescinded, on or prior to such date.
     Our ability to repurchase your debentures for cash as described above will be subject to any limitations we may have in existing and future credit agreements or other indebtedness. See “Risk Factors — Our ability to purchase the debentures with cash at your option and our ability to satisfy our obligations upon a fundamental change or event may be limited.” and “Description of Certain Other Indebtedness.” If you elect to require us to repurchase your debentures at a time when we are prohibited from repurchasing them, we could seek the consent of our lenders to repurchase the debentures or we could attempt to refinance their debt. If we do not obtain consent or refinance their debt, we would not be permitted to repurchase the debentures. Our failure to repurchase tendered debentures would constitute an event of default under the indenture.
     The Exchange Act requires the dissemination of certain information to security holders and that an issuer follow certain procedures if an issuer tender offer occurs, which may apply if the repurchase rights summarized above become available to holders of the debentures. In connection with any offer to require us to repurchase debentures as summarized above we will, to the extent applicable:
•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

•	file a Schedule TO or any other required schedule or form under the Exchange Act.

     We may, to the extent permitted by applicable law and the agreements governing our other indebtedness, at any time repurchase the debentures in the open market or by tender offer at any price or by private agreement. Any debenture so repurchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any debentures surrendered to the trustee may not be reissued or resold and will be cancelled promptly.
Repurchase of Debentures at the Option of the Holders Upon a Fundamental Change
     In the event of a fundamental change, as defined below, we are required to make an offer to purchase all of the debentures at a cash repurchase price equal to 100% of the principal amount of the debentures, together with accrued and unpaid interest and registration default payments, if any, to, but excluding, the date of repurchase. Additionally, we will be required to pay a “make-whole premium” on the repurchased debentures if a fundamental change occurs before June 15, 2012, in an amount to be determined by reference to the table described below under “—Make-Whole Premium” and based on the date the fundamental change becomes effective and the stock price, or a linear interpolation thereof as described below under “—Make-Whole Premium.” Each holder may accept the repurchase offer with respect to all or a portion of the debentures held by such holder by delivering to us a repurchase notice (a “repurchase notice”), provided that the principal amount of the debentures the holder requires us to repurchase must be $1,000 or an integral multiple thereof. We will make the repurchase offer within 15 business days following a fundamental change and it will remain open for 10 business days following its commencement. Upon expiration of the repurchase offer period, we shall purchase all debentures validly tendered in response to the repurchase offer.
     A “fundamental change” means any transaction or event resulting in either a change of control event or a termination of trading of our common stock.
     A “termination of trading” shall occur if our common stock (or other securities into which the debentures are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.
     Except as provided below, a “change of control” means the occurrence, after the original issue date of the debentures, of one or more of the following events:
     (1) any sale, transfer, lease, conveyance or other disposition (in one transaction or a series of related transactions) of all or substantially all of our property or assets to any person or group of related persons (other than to any of our wholly owned subsidiaries) as defined in Sections 13(d) and 14(d) of the Exchange Act, including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, other than any sale, transfer, lease, conveyance or other disposition in which (x) persons who, directly or indirectly, are beneficial owners (as defined in Rule 13d-3 under the Exchange Act) of our voting stock immediately prior to such transaction, beneficially own, directly or indirectly, immediately after such transaction at least a majority of the total voting power of the outstanding voting stock of the corporation or entity purchasing such properties or assets in such sale, lease, conveyance or other disposition and (y) persons who, directly or indirectly, are beneficial owners of our voting stock immediately prior to such transaction, beneficially own, directly or indirectly, immediately after such transaction shares of common stock of the corporation or entity purchasing such properties or assets in such sale, lease, conveyance or other disposition in a proportion that does not, on the whole, materially differ from such ownership immediately prior to the transaction,
     (2) the approval by the holders of our capital stock of any plan or proposal for liquidation or dissolution,

     (3) if any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) (other than Bennett S. LeBow or his immediate family, any beneficiary of the estate of Bennett S. LeBow or his immediate family or any trust or partnership controlled by any of the foregoing (the “LeBow Persons”)) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by our issued and outstanding voting stock,
     (4) if at any time Bennett S. LeBow and/or any LeBow Person is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) either individually or collectively, directly or indirectly, of 65% of the aggregate ordinary voting power represented by our issued and outstanding voting stock, or
     (5) we consolidate with, or merge with or into, another person or any person consolidates with, or merges with or into, us, other than any consolidation or merger in which (x) persons who, directly or indirectly, are beneficial owners (as defined in Rule 13d-3 under the Exchange Act) of our voting stock immediately prior to such transaction, beneficially own, directly or indirectly, immediately after such transaction at least a majority of the total voting power of the outstanding voting stock of the continuing or surviving corporation or entity and (y) persons who, directly or indirectly, are beneficial owners of our voting stock immediately prior to such transaction beneficially own, directly or indirectly, immediately after such transaction shares of common stock of the continuing or surviving corporation or entity in a proportion that does not, on the whole, materially differ from such ownership immediately prior to the transaction.
     Notwithstanding the foregoing, a merger or consolidation shall not be deemed to constitute a “change of control” if (1) at least 90% of the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) in such merger or consolidation consists of shares of capital stock that are, or immediately after the transaction or event will be, traded on a national securities exchange in the United States or quoted on the New York Stock Exchange, the Nasdaq National Market or The Nasdaq SmallCap Market (or which shall be so traded or quoted when issued or exchanged in connection with such merger or consolidation) (these securities being referred to as “publicly traded securities”) and (2) as a result of such merger or consolidation the debentures become convertible into such publicly traded securities, excluding cash payments for fractional shares.
     The definition of change of control includes a phrase relating to the sale, transfer, lease, conveyance or other disposition of “all or substantially all” of our assets. The term “all or substantially all” as used in the definition of “change of control” has not been interpreted under New York law (which is the governing law of the indenture) to represent a specific quantitative test. Accordingly, our obligation to make the repurchase offer upon a fundamental change, and the ability of the holders to require us to make and consummate such an offer, as a result of a sale, transfer, lease, conveyance or other disposition of less than all of our assets may be uncertain.
     On or before the repurchase date, we will:
•	accept for payment debentures or portions thereof properly tendered pursuant to the repurchase offer,

•	deposit with the paying agent cash sufficient to pay the repurchase price, together with accrued and unpaid interest, if any, and registration default payments, if any, to but excluding the date of repurchase of all debentures so tendered, and

•	deliver to the trustee the debentures so accepted, together with an officers’ certificate listing the debentures or portions thereof being purchased by us.
     The paying agent will promptly mail to the holders of debentures so accepted for payment an amount equal to the repurchase price, together with accrued and unpaid interest, if any, and registration default payments, if any, to but excluding the date of repurchase of all debentures so tendered, and the trustee will promptly authenticate and mail or deliver to such holders a new debenture or debentures equal in principal amount to any unpurchased portion of the debentures validly tendered in the repurchase offer.
     We will promptly mail or deliver any debentures not accepted for payment to their holders. We will announce publicly the results of the repurchase offer on or as soon as practicable after the repurchase date.
     The fundamental change purchase feature of the debentures also may make more difficult or discourage a takeover of us and, thus, the removal of incumbent management.
     The provisions of the indenture relating to a fundamental change may not afford the holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect the holders, if such transaction does not constitute a fundamental change under the indenture. Moreover, certain events with respect to us which may involve an actual change of control of us may not constitute a fundamental change for purposes of the indenture. If a repurchase offer is made, we may not have available funds sufficient to pay the repurchase price for all of the debentures that might be validly tendered by holders seeking to accept the repurchase offer. Our failure to make or consummate the repurchase offer or pay the repurchase price when due would give the trustee and the holders the rights described under “ –Events of Default and Remedies.”
     At any time following the occurrence of a fundamental change and the delivery of a repurchase notice by a holder and before the close of business on the business day immediately preceding the date of repurchase, a holder may withdraw his or her repurchase notice and the paying agent will promptly return to such holder the debentures with respect to which a repurchase notice has been withdrawn.
     To the extent applicable, we will comply with the provisions of Rule 13e-4 and 14e-1 or any other tender offer rules under the Exchange Act and any other securities laws, and will file a Schedule 13e-4 or any other schedule if required under such rules, in connection with any offer by us to repurchase debentures at the option of the holders upon a fundamental change.
Make-Whole Premium
     The “make-whole premium” shall be determined by reference to the table below (the “Make-Whole Premium Table”) and is based on the date that the applicable fundamental change becomes effective (the “Effective Date”) and the stock price. The “Stock Price” means the price paid per share of our common stock in the transaction constituting the applicable fundamental change, determined as follows: (i) if holders of common stock receive only cash in the fundamental change, the Stock Price shall be the cash amount paid per share of our common stock; or (ii) in all other circumstances, the Stock Price shall be the arithmetic average of the closing prices per share of our common stock on the ten trading days prior to, but not including, the Effective Date.
     The following table shows what the make-whole premium would be for the various stock prices and Effective Dates set forth below, expressed as a percentage of the principal amount of the debentures.

MAKE-WHOLE PREMIUM TABLE
(% OF PRINCIPAL AMOUNT)

	Effective Date
Stock Price	6/27/06	6/15/07	6/15/08	6/15/09	6/15/10	6/15/11	6/15/12
$16.26	2.41%	0.55%	0.00%	0.00%	0.00%	0.00%	0.00%
$17.89	8.37%	6.16%	3.73%	1.20%	0.00%	0.00%	0.00%
$19.51	14.61%	12.14%	9.36%	6.33%	3.08%	0.00%	0.00%
$21.14	21.10%	18.43%	15.38%	11.98%	8.18%	3.71%	0.00%
$21.50	22.41%	19.70%	16.60%	13.14%	9.26%	4.64%	0.00%
$22.76	21.91%	19.06%	15.81%	12.15%	7.98%	2.92%	0.00%
$24.39	21.16%	18.20%	14.80%	10.96%	6.56%	1.21%	0.00%
$26.02	20.51%	17.48%	13.98%	10.02%	5.48%	0.04%	0.00%
$27.64	19.96%	16.87%	13.30%	9.27%	4.65%	0.00%	0.00%
$29.27	19.48%	16.34%	12.72%	8.64%	4.01%	0.00%	0.00%
$30.89	19.04%	15.87%	12.22%	8.11%	3.48%	0.00%	0.00%
$32.52	18.64%	15.45%	11.78%	7.67%	3.06%	0.00%	0.00%
$40.65	17.04%	13.79%	10.09%	6.00%	1.48%	0.00%	0.00%
$48.78	15.65%	12.42%	8.75%	4.68%	0.22%	0.00%	0.00%
$56.91	14.38%	11.16%	7.49%	3.44%	0.00%	0.00%	0.00%
$65.04	13.14%	9.92%	6.26%	2.22%	0.00%	0.00%	0.00%
The exact Stock Price and repurchase dates may not be as set forth in the Make-Whole Premium Table, in which case:
•	If the Stock Price is between two stock price amounts listed on the Make-Whole Premium Table or the Effective Date is between two dates listed on the Make-Whole Premium Table, the make-whole premium shall be determined by linear interpolation between the amounts set forth in the Make-Whole Premium Table for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day or 366-day year, as applicable,

•	If the Stock Price on the Effective Date exceeds $65.04 per share (subject to certain adjustment), (the “Stock Price Cap”), the amount of the make-whole premium will be equal to the make-whole premium as if the Stock Price were $65.04 (subject to certain adjustment), and

•	If the Stock Price on the Effective Date is less than or equal to $16.26 per share (subject to certain adjustment), (the “Stock Price Threshold”), no make-whole premium will be paid. The Stock Prices set forth in the first column are subject to adjustment.
     We may pay the make-whole premium in shares of common stock (other than cash paid in lieu of fractional shares), in cash, in the same form of consideration into which shares of common stock have been converted in connection with the applicable fundamental change or in any combination of the foregoing. Notwithstanding the foregoing, our right to pay the make-whole premium for the debentures, in whole or in part, in shares of our common stock is subject to various provisions, including, but not limited to:

•	our providing timely written notice of our election to pay all or part of the make-whole premium in shares of our common stock,

•	our common stock to be issued as payment for the make-whole premium being approved for listing on a U.S. national securities exchange or the Nasdaq National Market, the Nasdaq SmallCap Market or any similar system of automated dissemination of quotations of securities,

•	there being sufficient authorized but unissued (or issued but not outstanding) shares of our common stock to issue such shares of our common stock in connection with the make-whole premium, and such shares of common stock will upon issue, be duly and validly issued and fully paid and nonassessable and free of any preemptive or similar rights, and

•	the receipt by the trustee of an (1) officers’ certificate stating that the terms of the issuance of the shares of common stock are in conformity with the indenture, (2) an opinion of counsel to the effect that the shares of common stock to be issued by us as payment for the make-whole premium in respect of the debentures have been duly authorized and, when issued and delivered pursuant to the terms of the indenture in connection with the payment of such make-whole premium will be validly issued, fully paid and non-assessable and (3) an officer’s certificate, stating that the conditions to the issuance of the shares of our common stock have been satisfied.
Limitation on Merger, Sale or Consolidation
     We may not, directly or indirectly, consolidate with or merge with or into another person or convey, transfer or lease our properties and assets substantially as an entirety to any person, and we will not permit any person to consolidate with or merge into us or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:
•	either (1) we are the continuing person or (2) the person (if other than us) formed by such consolidation or into which we are merged or the person which acquires by conveyance or transfer, or which leases, our properties and assets substantially as an entirety (the “Surviving Entity”), (x) shall be either (i) organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia, or (ii) organized under the laws of a jurisdiction outside the United States and has, or immediately after the transaction or event will have, common stock traded on a national securities exchange in the United States or quoted on the Nasdaq National Market or The Nasdaq SmallCap Market and a worldwide total market capitalization of its equity securities before giving effect to the consolidation or merger of at least $250.0 million, and (y) the surviving entity shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of our obligations under the debentures and the indenture,

•	immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing, and

•	we or the Surviving Entity have delivered to the trustee an officers’ certificate and an opinion of counsel stating that the transaction complied with the provisions of the indenture.
     Upon any consolidation with, or merger into, any other person or any conveyance, transfer or lease of our properties and assets substantially as an entirety, the successor person formed by such consolidation or into which we are merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, us under the indenture with the same effect as if such successor person had been named as us therein, and thereafter, except in the case of a lease, the predecessor person shall be relieved of all obligations and covenants under the indenture and the debentures.
Events of Default and Remedies
     Each of the following will be an “event of default” under the indenture:
•	our (1) failure to deliver the required number of shares of our common stock into which debentures shall have been converted within 30 business days after the applicable conversion date or (2) notice, written or oral, to any holders, including by way of public announcement or through any agents of any holder, at any time, of our intention not to comply with a request for conversion of any debentures into shares of our common stock that is tendered in accordance with the provisions of the debentures,

•	at any time following the 30th consecutive business day that a holder’s pro rata share of the number of shares of our common stock reserved for the purpose of issuance upon conversion of all debentures is exceeded by the number of shares of common stock that such holder would be entitled to receive upon a conversion of the full principal amount of such holder’s debentures (without regard to the Conversion Limitation),

•	a default in the payment of interest or registration default payments, if any, on any debentures when due and payable, which default continues for a period of five days,

•	a default in the payment of the principal amount, the redemption price, the fundamental change repurchase price or any applicable make-whole premium on any debenture when such payment becomes due and payable,

•	a default in our performance of any of our covenants, agreements or conditions in the indenture or the debentures (other than a default specified in the bullet points above), which default continues for a period of 60 days after there has been given, by registered or certified mail, (1) to us by the trustee or (2) to us and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding debentures, a written notice specifying such default and requiring it to be remedied and stating that such notice is a “notice of default” thereunder,

•	a default by us or any of our significant subsidiaries (as defined under Regulation S-X of the Exchange Act) in the payment of the principal or interest on any loan agreement or other instrument under which there may be outstanding, or by which there may be evidenced, any debt for money borrowed in excess of $10.0 million in the aggregate of us and any of our significant subsidiaries (other than indebtedness for borrowed money secured only by the real property to which the indebtedness relates and which is non-recourse to us or to our significant subsidiary), whether such debt now exists or shall hereafter be created, resulting in such debt becoming or being declared due and payable prior to its stated maturity, and such acceleration shall not have been rescinded or annulled within 30 days after the receipt by us or such significant subsidiary from the trustee or by the trustee, us and such significant subsidiary by the holders of at least 25% in aggregate principal amount of the outstanding debentures of written notice specifying such default and requiring it to be remedied and stating that such notice is a “notice of default” thereunder (provided that if any time before a judgment or decree has been obtained by the trustee as provided in the indenture, such default is remedied or cured by us or such significant subsidiary within the applicable cure period, or is waived by the holders of such indebtedness, default under this clause shall be deemed to have been remedied, cured or waived, as the case may be),

•	one or more final unsatisfied judgments not covered by insurance aggregating in excess of $10.0 million, at any one time, are rendered against us or any significant subsidiary and not stayed, bonded or discharged within 60 days,

•	our failure to give notice of the occurrence of a fundamental change as and when required by the indenture, and

•	certain events of bankruptcy or insolvency described in the indenture with respect to us or any of our significant subsidiaries.
     If a default occurs and is continuing, the trustee must, within 10 days after the trustee’s receiving notice or having knowledge of the occurrence of such default, give the holders notice of such default.
     If an event of default occurs and is continuing, other than an event of default described above relating to bankruptcy, insolvency or reorganization with respect to us or any of our significant subsidiaries, then in every such case, unless the principal amount on all of the debentures shall have already become due and payable, either the trustee or the holders of at least 25% in aggregate principal amount of the debentures then outstanding, by notice in writing to us, and to the trustee if such notice is given by holders, may declare all principal, premium, if any, and accrued interest, if any, and registration default payments, if any, on or with respect to the debentures to be due and payable immediately. If an event of default described above relating to bankruptcy, insolvency or reorganization with respect to us occurs, all principal, premium, if any, accrued interest, if any, and registration default payments, if any, will be immediately due and payable on all outstanding debentures without any declaration or other act on the part of the trustee or the holders. The holders of no less than a majority in aggregate principal amount of debentures generally are authorized to rescind such acceleration if all existing events of default, other than the non-payment of principal of, premium, if any, and interest and registration default payments, if any, on the debentures that have become due solely by such acceleration, have been cured or waived.
     Prior to the declaration of acceleration of the maturity of the debentures, the holders of a majority in aggregate principal amount of the debentures at the time outstanding may waive, on behalf of all the holders, any default, except a default relating to bankruptcy, insolvency or reorganization with respect to us or any of our restricted subsidiaries, or a default in the payment of principal of, interest on, or registration default payments, if any, with respect to any debenture not yet cured, or a default with respect to any covenant or provision that cannot be modified or amended without the consent of the holders of each outstanding debenture affected. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the debentures at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.
     No holders may pursue any remedy under the indenture, except for a default in the payment of principal, premium, if any, or accrued interest, if any, and registration default payments, if any, on the debentures, unless:
•	the holders have previously given written notice to the trustee of a continuing event of default,

•	the holders of not less than 25% in aggregate principal amount of the outstanding debentures make a written request to the trustee to institute proceedings in respect of such event of default in the name of the trustee,

•	the holders offer the trustee indemnity satisfactory to the trustee against any loss, liability or expense,

•	within 60 days after its receipt of such notice, request and offer of security or indemnity, the trustee has failed to institute any such proceeding, and

•	the trustee has not received a contrary direction from the holders of a majority in aggregate principal amount of the outstanding debentures during such 60 day period.
     It should also be noted that, subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of the rights or powers vested in it by the indenture at the request of the holders, unless such holders offer to the trustee security or indemnity reasonably satisfactory to the trustee against the costs, expenses and liabilities which might be incurred by the trustee in compliance with such request.
Amendments and Supplements
     We may enter into a supplemental indenture with the trustee for certain purposes without the consent of the holders. With the consent of the holders of not less than a majority in aggregate principal amount of the debentures at such time outstanding, we and the trustee are permitted to amend or supplement the indenture or any supplemental indenture, but no such modification may, without the consent of each holder affected thereby:
•	reduce the rate of or extend the time for payment of interest, if any, on the debentures,

•	reduce the principal amount of, or extend the maturity date of, the debentures,

•	make any change that impairs or adversely affects the conversion rights of the holders of the debentures,

•	reduce the redemption price, the fundamental change repurchase price or the applicable make-whole premium or amend or modify in any manner adverse to the holders our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants or definitions or otherwise,

•	modify the provisions with respect to the right of holders to cause us to redeem the debentures on the redemption date or to repurchase debentures upon a fundamental change in a manner adverse to holders,

•	make any interest or principal on the debentures payable in money other than that stated in the debentures or other than in accordance with the provisions of the indenture,

•	impair the right of any holder to receive payment of the principal amount of or interest or registration default payments, if any, on a holder’s debentures on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s debentures,

•	reduce the quorum or voting requirements under the indenture,

•	change the ranking of the debentures in a manner adverse to the holders thereof,

•	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions,

•	reduce the percentage of aggregate principal amount of outstanding debentures, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver of compliance with certain provisions of the indenture or certain defaults hereunder and their consequences provided for in the indenture,

•	modify any of the provisions in the indenture concerning the holders consent requirement described above or the provisions in the indenture concerning the waiver of past defaults, except to increase any such percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debenture affected thereby, or

•	modify the provisions of the indenture in a manner adverse to the holders in any material respect.
Transfer and Exchange
     We have initially appointed the trustee as security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:
•	vary or terminate the appointment of the security registrar, paying agent or conversion agent,

•	appoint additional paying agents or conversion agents, or

•	approve any change in the office through which any security registrar or any paying agent or conversion agent acts.
     A holder may transfer or convert the debentures in accordance with the indenture. We or the trustee may require a holder, among other things, to furnish appropriate endorsements, legal opinions and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture. We are not required to issue, register the transfer of, or exchange any debentures during the 15 day period immediately preceding the mailing of any notice of redemption right or the 10 day period before the redemption date.
     The registered holder of a debenture may be treated as the owner of such note for all purposes.
Book Entry, Delivery and Form
     The debentures are being offered and sold to qualified institutional buyers in reliance on Rule 144A (“Rule 144A Debentures”). The debentures also may be offered and sold in offshore transactions in reliance on Regulation S (“Regulation S Debentures”). Except as set forth below, the debentures will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. Debentures will be issued at the closing of this offering only against payment in immediately available funds.

     Rule 144A Debentures initially will be represented by one or more debentures in registered, global form without interest coupons (collectively, the “Rule 144A Global Debentures”). Regulation S Debentures initially will be represented by one or more temporary debentures in registered, global form without interest coupons (collectively, the “Regulation S Temporary Global Debentures”). The Rule 144A Global Debentures and the Regulation S Temporary Global Debentures will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below. Through and including the 40th day after the later of the commencement of this offering and the closing of this offering (such period through and including such 40th day, the “Restricted Period”), beneficial interests in the Regulation S Temporary Global Debentures may be held only through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC), unless transferred to a person that takes delivery through a Rule 144A Global Debenture in accordance with the certification requirements described below. Within a reasonable time period after the expiration of the Restricted Period, the Regulation S Temporary Global Debentures will be exchanged for one or more permanent debentures in registered, global form without interest coupons (collectively, the “Regulation S Permanent Global Debentures” and, together with the Regulation S Temporary Global Debentures, the “Regulation S Global Debentures,” the Regulation S Global Debentures and the Rule 144A Global Debentures collectively being the “Global Debentures”) upon delivery to DTC of certification of compliance with the transfer restrictions applicable to the debentures and pursuant to Regulation S as provided in the indenture. Beneficial interests in the Rule 144A Global Debentures may not be exchanged for beneficial interests in the Regulation S Global Debentures at any time except in the limited circumstances described below. See “—Exchanges between Regulation S Debentures and Rule 144A Debentures.”
     Except as set forth below, the Global Debentures may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Debentures may not be exchanged for definitive debentures in registered certificated form (“Certificated Debentures”) except in the limited circumstances described below. See “—Exchange of Global Debentures for Certificated Debentures.” Except in the limited circumstances described below, owners of beneficial interests in the Global Debentures will not be entitled to receive physical delivery of debentures in certificated form.
     Rule 144A Debentures (including beneficial interests in the Rule 144A Global Debentures) will be subject to certain restrictions on transfer and will bear a restrictive legend as described under “Notice to Investors; Transfer Restrictions.” Regulation S Debentures will also bear the legend as described under “Notice to Investors; Transfer Restrictions.” In addition, transfers of beneficial interests in the Global Debentures will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.
Depository Procedures
     The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.
     DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’ s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.
     DTC has also advised the Company that, pursuant to procedures established by it:
(1)	upon deposit of the Global Debentures, DTC will credit the accounts of the Participants designated by the Initial Purchaser with portions of the principal amount of the Global Debentures; and

(2)	ownership of these interests in the Global Debentures will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Debentures).
     Investors in the Rule 144A Global Debentures who are Participants may hold their interests therein directly through DTC. Investors in the Rule 144A Global Debentures who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Investors in the Regulation S Global Debentures must initially hold their interests therein through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants. After the expiration of the Restricted Period (but not earlier), investors may also hold interests in the Regulation S Global Debentures through Participants in the DTC system other than Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the Regulation S Global Debentures on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Debenture, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Debenture to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Debenture to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.
     Except as described below, owners of interests in the Global Debentures will not have debentures registered in their names, will not receive physical delivery of debentures in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.
     Payments in respect of the principal of, and interest and premium, if any, and registration default payments, if any, on, a Global Debenture registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Company and the trustee will treat the Persons in whose names the debentures, including the Global Debentures, are registered as the owners of the debentures for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:
(1)	any aspect of DTC’ s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Debentures or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Debentures; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.
     DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the debentures (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of debentures will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the debentures, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.
     Subject to the transfer restrictions set forth under “Notice to Investors; Transfer Restrictions,” transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear arid Clearstream will be effected in accordance with their respective rules and operating procedures.
     Subject to compliance with the transfer restrictions applicable to the debentures described herein, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Debenture in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.
     DTC has advised the Company that it will take any action permitted to be taken by a holder of debentures only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Debentures and only in respect of such portion of the aggregate principal amount of the debentures as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the debentures, DTC reserves the right to exchange the Global Debentures for legended debentures in certificated form, and to distribute such debentures to its Participants.

     Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Rule 144A Global Debentures and the Regulation S Global Debentures among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Company, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
Exchange of Global Debentures for Certificated Debentures
     A Global Debenture is exchangeable for Certificated Debentures if:
(1)	DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Debentures or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company fails to appoint a successor depositary;

(2)	the Company, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Debentures; provided that in no event shall the Regulation S Temporary Global Debenture be exchanged for Certificated Debentures prior to (a) the expiration of the Restricted Period and (b) the receipt of any certificates required under the provisions of Regulation S; or

(3)	there has occurred and is continuing a Default or Event of Default with respect to the debentures.
     In addition, beneficial interests in a Global Debenture may be exchanged for Certificated Debentures upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Debentures delivered in exchange for any Global Debenture or beneficial interests in Global Debentures will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors; Transfer Restrictions,” unless that legend is not required by applicable law.
Exchange of Certificated Debentures for Global Debentures
     Certificated Debentures may not be exchanged for beneficial interests in any Global Debenture unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such debentures. See “Notice to Investors; Transfer Restrictions.”
Exchanges Between Regulation S Debentures and Rule 144A Debentures
     Prior to the expiration of the Restricted Period, beneficial interests in the Regulation S Global Debenture may be exchanged for beneficial interests in the Rule 144A Global Debenture only if:
(1)	such exchange occurs in connection with a transfer of the debentures pursuant to Rule 144A; and

(2)	the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that the debentures are being transferred to a Person:

(a)	who the transferor reasonably believes to be a qualified institutional buyer within the meaning of Rule 144A;

(b)	purchasing for its own account or the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A; and

(c)	in accordance with all applicable securities laws of the states of the United States and other jurisdictions.
     Beneficial interests in a Rule 144A Global Debenture may be transferred to a Person who takes delivery in the form of an interest in the Regulation S Global Debenture, whether before or after the expiration of the Restricted Period, only if the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144 (if available) and that, if such transfer occurs prior to the expiration of the Restricted Period, the interest transferred will be held immediately thereafter through Euroclear or Clearstream.
     Transfers involving exchanges of beneficial interests between the Regulation S Global Debentures and the Rule 144A Global Debentures will be effected by DTC by means of an instruction originated by the trustee through the DTC Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the Regulation S Global Debenture and a corresponding increase in the principal amount of the Rule 144A Global Debenture or vice versa, as applicable. Any beneficial interest in one of the Global Debentures that is transferred to a Person who takes delivery in the form of an interest in the other Global Debenture will, upon transfer, cease to be an interest in such Global Debenture and will become an interest in the other Global Debenture and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other Global Debenture for so long as it remains such an interest. The policies and practices of DTC may prohibit transfers of beneficial interests in the Regulation S Global Debenture prior to the expiration of the Restricted Period.
Certifications by Holders of the Regulation S Temporary Global Debentures
     A holder of a beneficial interest in the Regulation S Temporary Global Debentures must provide Euroclear or Clearstream, as the case may be, with a certificate in the form required by the indenture certifying that the beneficial owner of the interest in the Regulation S Temporary Global Debenture is either a non-U.S. person or a U.S. person that has purchased such interest in a transaction that is exempt from the registration requirements under the Securities Act, and Euroclear or Clearstream, as the case may be, must provide to the trustee (or the paying agent if other than the trustee) a certificate in the form required by the indenture, prior to any exchange of such beneficial interest for a beneficial interest in the Regulation S Permanent Global Debentures.
Same Day Settlement and Payment
     The Company will make payments in respect of the debentures represented by the Global Debentures (including principal, premium, if any, interest and registration default payments, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The Company will make all payments of principal, interest and premium, if any, and registration default payments, if any, with respect to Certificated Debentures by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Debentures or, if no such account is specified, by mailing a check to each such holder’s registered address. The debentures represented by the Global Debentures are expected to be eligible to trade in The PORTALsm Market and to trade in DTC’s

Same-Day Funds Settlement System, and any permitted secondary market trading activity in such debentures will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Debentures will also be settled in immediately available funds.
     Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Debenture from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Debenture by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.
Voting Rights
     The holders of the debentures shall have no voting rights as the holders of the debentures, except as required by law.
Governing Law
     The indenture and the debentures provide that they are to be governed in accordance with the laws of the State of New York, without regard to its choice of laws provisions.
The Trustee
     Wells Fargo Bank, N.A. is the trustee under the indenture. A successor trustee may be appointed in accordance with the terms of the indenture.
     The indenture contains certain limitations on the rights of the trustee, in the event it becomes our creditor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions with us and our subsidiaries, but if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.
     If an event of default occurs (and shall not be cured or waived), the trustee will be required to use the degree of care of a prudent person in the conduct of his or her own affairs in the exercise of its powers. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of debentures, unless they shall have offered to the trustee reasonable security or indemnity.
Registration Rights
     We have entered into a registration rights agreement with the initial purchasers of the debentures for the benefit of the holders of the debentures and the common stock issuable upon conversion of the debentures. The following is a summary of the registration rights agreement and is not complete. The holders should refer to the registration rights agreement for a full description of the registration rights that apply to the debentures.

     We agreed to file a shelf registration statement of which this prospectus is a part under the Securities Act to register resales of the debentures and the shares of common stock into which the debentures are convertible, referred to as registrable securities. We agreed to use commercially reasonable efforts to have the shelf registration statement declared effective within 180 days after the first date of original issuance of the debentures, and to keep it effective until the earliest of:
•	two years after the closing date,

•	the last date on which, in the opinion of counsel to us, the holding period applicable to sales of all registrable securities under Rule 144(k) has expired,

•	the date as of which all registrable securities have been transferred under Rule 144 under circumstances in which any legend borne by such debentures or conversion shares relating to restrictions on transferability thereof, under the Securities Act or otherwise, is removed, and

•	the date when all registrable securities shall have been registered under the Securities Act and disposed of.
     We will be permitted to suspend the use of the prospectus which is a part of the shelf registration statement for a period not to exceed (1) 30 consecutive days at any one time; (2) 45 days in the aggregate in any three-month period; or (3) 90 days in the aggregate during any 12-month period (a “Suspension Period”), in each case only for valid business reasons, to be determined in good faith by us in our reasonable judgment, including pending corporate developments, public filings with the SEC and similar events.
     A holder of registrable securities that intends to sell registrable securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling securityholder in the related prospectus and deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreements which are applicable to such holder.
     If:
•	on or prior to the 180th day after the first date of original issuance of the debentures, the shelf registration statement has not been declared effective by the SEC,

•	we fail, with respect to a debenture holder that supplies the questionnaire described below, to supplement the shelf registration statement in a timely manner in order to name the additional selling securityholder, or

•	after the shelf registration statement has been declared effective, the shelf registration statement ceases to be effective or fails to be usable in connection with resales of debentures and the common stock issuable upon the conversion of the debentures (without being succeeded within three business days by a replacement shelf registration statement filed and declared effective) or usable (including as a result of a Suspension Period) for the offer and sale of debentures for a period of time (including any Suspension Period) which exceeds: (1) 30 consecutive days at any time, (2) 45 days in the aggregate in any three-month period, or (3) 90 days in the aggregate in any 12-month period,
(each such event referred to in the three clauses above, a “registration default”), then, in each case, we will pay, until such failure is cured, a registration default payment equal to (i) 0.5% per annum for the debentures for the period up to and including the 90th day during which such registration default has occurred and is continuing, and (ii) 1.0% per annum for the debentures for the period including and subsequent to the 91st day during which such registration default has occurred and is continuing.
     We agreed to give notice of our intention to file the shelf registration statement, which we refer to as a filing notice, to each of the holders of the debentures in the same manner as we would give notice to holders of debentures under the indenture. The filing notice seeks, among other things, a determination from each holder as to whether such holder will elect to have its debentures and the common stock issuable on conversion thereof registered for sale pursuant to the shelf registration statement.
     Any holder of debentures wishing to include its registrable securities is required to deliver to us a properly completed and signed selling securityholder notice and questionnaire. Depending on how quickly the shelf registration statement is declared effective, a holder who responds at the end of the period may not have its registrable securities included until after the shelf registration statement is declared effective. No holder is entitled to have the registrable securities held by it covered by the shelf registration statement unless such holder agrees in writing to be bound by all the provisions of the registration rights agreement applicable to such holder.
     Holders of debentures are required to deliver the selling securityholder notice and questionnaire prior to the effectiveness of the shelf registration statement so that they can be named as selling securityholders in the prospectus. Upon receipt of any completed selling securityholder notice and questionnaires after the effectiveness of the shelf registration statement, we will be required, as promptly as practicable, but in any event within 10 business days of receipt, to file any amendments or supplements to the shelf registration statement so that such securityholders may use the prospectus, subject to our right to suspend it during a Suspension Period; provided, however, that if a supplement to the related prospectus or a post effective amendment to the shelf registration statement is required to permit the holders to deliver the prospectus to purchasers of registrable securities, we shall not be required to file more than one such supplement during any 20 day period and one such post-effective amendment in any 60 day period. Under the registration rights agreement, all selling securityholders are required to deliver a prospectus to purchasers and will be bound by the provisions of the agreement.
     We agreed to pay all expenses of the shelf registration statement, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, registered resales of the registrable securities.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
     The following is a summary of certain material United States federal income tax considerations relating to the purchase, ownership and disposition of the debentures and common stock into which the debentures are convertible, but is not a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.
     This summary is limited to holders who purchase the debentures upon their initial issuance at their initial issue price and who hold the debentures and the common stock into which such debentures are convertible as capital assets. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:
•	banks, insurance companies or other financial institutions;

•	persons subject to the United States federal estate, gift or alternative minimum tax arising from the purchase, ownership or disposition of the debentures;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities (except to the extent specifically set forth below);

•	persons that own, or are deemed to own, (a) debentures with a fair market value greater than either (i) 5% of the stock of our Company or (ii) 5% of the total fair market value of all debentures, or (b) stock with a fair market value greater than 5% of the stock of our Company (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons who hold the debentures as a position in a hedging transaction, “straddle”, “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the debentures or common stock under the constructive sale provisions of the Code.
     In addition, if a holder is an entity treated as a partnership for United States federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder that is a partnership, and partners in such partnerships, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the debentures and common stock.

     YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE DEBENTURES AND COMMON STOCK ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.
CLASSIFICATION OF THE DEBENTURES
     Under the indenture governing the debentures, we and each holder of the debentures agree, for United States federal income tax purposes, to treat the debentures as indebtedness that is subject to the Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”) in the manner described below. The remainder of this discussion assumes that the debentures will be so treated and does not address any possible differing treatment of the debentures. The IRS has issued a revenue ruling with respect to instruments similar to the debentures, and this ruling supports certain aspects of the treatment described below. However, the application of the Contingent Debt Regulations to instruments such as the debentures remains uncertain in several other respects, and no rulings have been sought from the IRS or a court with respect to any of the tax consequences discussed below. Accordingly, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the debentures. In particular, a holder might be required to accrue original issue discount at a lower rate, might not recognize income, gain or loss upon conversion of the debentures to common stock, and might recognize capital gain or loss upon a taxable disposition of the debentures. Holders are urged to consult their tax advisors concerning the tax treatment of holding the debentures.
CONSEQUENCES TO U.S. HOLDERS
     The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a U.S. holder of the debentures or the common stock. Certain consequences to “non-U.S. holders” of the debentures or common stock are described under “—Consequences to Non-U.S. Holders” below. The term “U.S. holder” means a holder of a debenture or common stock who or that is:
•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes, or a partnership or other entity taxable as a partnership for United States federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. Certain trusts in existence on August 20, 1996, and treated as a United States person prior to such date, may also be treated as U.S. holders.

Accrual of Interest
     Under the Contingent Debt Regulations, actual cash payments on the debentures will not be reported separately as taxable income, but will be taken into account under such regulations. As discussed more fully below, the effect of the Contingent Debt Regulations will be to:
•	require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the debentures;

•	require you to accrue and include in taxable income each year original issue discount at the comparable yield (as described below) which may be substantially in excess of stated interest payments actually received by you; and

•	generally result in ordinary income rather than capital treatment of any gain, and to some extent loss, on the sale, exchange, repurchase or redemption of the debentures.
     You will be required to accrue an amount of ordinary interest income as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the debentures, that equals:
•	the product of (i) the adjusted issue price (as defined below) of the debentures as of the beginning of the accrual period and (ii) the comparable yield to maturity (as defined below) of the debentures, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that you held the debentures.
     The issue price of a debenture will be the first price at which a substantial amount of the debentures is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a debenture will be its issue price increased by any original issue discount previously accrued, determined without regard to any adjustments to original issue discount accruals described below, and decreased by the projected amounts of any payments previously made with respect to the debentures.
     Under the Contingent Debt Regulations, you will be required to include original issue discount in income each year, regardless of your usual method of tax accounting, based on the comparable yield of the debentures. We have determined the comparable yield of the debentures based on the rate, as of the initial issue date, at which we would issue a fixed rate nonconvertible debt instrument with no contingent payments but with terms and conditions similar to the debentures. Accordingly, we have determined that the comparable yield is an annual rate of 10.75%, compounded quarter-annually.
     We are required to furnish to you the comparable yield and, solely for United States federal income tax purposes, a projected payment schedule that includes the actual interest payments, if any, on the debentures and estimates of the amount and timing of contingent interest payments and payment upon maturity on the debentures taking into account the fair market value of the common stock that might be paid upon a conversion of the debentures. You may obtain the projected payment schedule by submitting a written request for it to us at the address set forth under the heading “Incorporation by Reference” in this prospectus. By purchasing the debentures, you agree in the indenture to be bound by our determination of the comparable yield and projected payment schedule. For United States federal income tax purposes, you must use the comparable yield and the schedule of projected payments in determining your original issue discount accruals, and the adjustments thereto described below, in respect of the debentures.

     The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of your original issue discount and adjustments thereof in respect of the debentures for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amount of the payments on a debenture.
Adjustments to Interest Accruals on the Debentures
     If the actual contingent payments made on the debentures differ from the projected contingent payments, adjustments will be made for the difference. If, during any taxable year, you receive actual payments with respect to the debentures for that taxable year that in the aggregate exceed the total amount of projected payments for the taxable year, you will incur a positive adjustment equal to the amount of such excess. Such positive adjustment will be treated as additional original issue discount in such taxable year. For these purposes, the payments in a taxable year include the fair market value of property received in that year, including the fair market value of our common stock received upon a conversion. If you receive in a taxable year actual payments that in the aggregate are less than the amount of projected payments for the taxable year, you will incur a negative adjustment equal to the amount of such deficit. A negative adjustment will be treated as follows:
•	first, a negative adjustment will reduce the amount of original issue discount required to be accrued in the current year;

•	second, any negative adjustments that exceed the amount of original issue discount accrued in the current year will be treated as ordinary loss to the extent of your total prior original issue discount inclusions with respect to the debentures, reduced to the extent such prior original issue discount was offset by prior negative adjustments; and

•	third, any excess negative adjustments will be treated as a regular negative adjustment in the succeeding taxable year.
Sale, Exchange, Conversion or Redemption of the Debentures
     Upon the sale, exchange, repurchase or redemption of a debenture, as well as upon a conversion of a debenture, you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the debenture. As a U.S. holder of a debenture, you agree that under the Contingent Debt Regulations, the amount realized will include the fair market value of our common stock that you receive on the conversion as a contingent payment. Any such gain on a debenture generally will be treated as interest income. Loss from the disposition of a debenture will be treated as ordinary loss to the extent of your prior net original issue discount inclusions with respect to the debenture. Any loss in excess of that amount will be treated as capital loss, which will be long-term if the debentures were held for more than one year. The deductibility of capital losses is subject to limitations.
     Special rules apply in determining the tax basis of a debenture. Your adjusted tax basis in a debenture is generally equal to your original purchase price for the debenture, increased by original issue discount (before taking into account any adjustments) you previously accrued on the debentures, and reduced by the amount of any noncontingent payment and the projected amount of any contingent payments previously scheduled to be made on the debentures.
     Under this treatment, your tax basis in the common stock received upon conversion of a debenture will equal the then current fair market value of such common stock. Your holding period for our common stock will commence on the day after conversion.

Constructive Dividends
     U.S. holders of convertible debt instruments such as the debentures may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the debentures (including, without limitation, adjustments in respect of taxable dividends to our stockholders) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions includible in your income in the manner described under “—Dividends” below even though you have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.
Dividends
     If you convert your debenture into our common stock, distributions, if any, made on our common stock generally will be included in your income as ordinary dividend income to the extent of our current and accumulated earnings and profits. For taxable years beginning before January 1, 2011, such dividend will generally be subject to tax at the lower applicable capital gains rate, provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, subject to applicable limitations.
Sale, Exchange or Redemption of Common Stock
     If you convert your debentures into our common stock, then upon the sale, exchange or redemption of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale, exchange or redemption. Long-term capital gain recognized by certain noncorporate holders, including individuals, will generally be subject to a reduced rate of United States federal income tax. Your adjusted tax basis and holding period in common stock received upon conversion of a debenture are determined as discussed above under “—Sale, Exchange, Conversion or Redemption of the Debentures”. The deductibility of capital losses is subject to limitations.
Additional Payments
     We may be required to make additional payments to you if we do not file or cause to be declared effective a registration statement, as described above under “Description of Debentures—Registration Rights.” We intend to take the position for United States federal income tax purposes that any such additional payments should be taxable to you as a positive adjustment treated as additional original issue discount as described above under “—Consequences to U.S. Holders—Adjustments to Interest Accruals on the Debentures” in the year in which such additional payments become fixed. However, the IRS may take a contrary position from that described above, which could affect the timing and character of your income with respect to such additional payments.

     If we do fail to file or cause to be declared effective a registration statement, you should consult your tax advisors concerning the appropriate tax treatment of the payment of such additional amounts to you.
Backup Withholding and Information Reporting
     We are required to furnish to the record U.S. holders of the debentures and common stock, other than corporations and other exempt U.S. holders, and to the IRS, information with respect to interest paid on the debentures and dividends paid on the common stock.
     You may be subject to backup withholding with respect to interest paid on the debentures, dividends paid on the common stock or with respect to proceeds received from a disposition of the debentures or shares of common stock. Certain U.S. holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you:
•	fail to furnish your taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number;

•	furnish an incorrect TIN;

•	are notified by the IRS that you have failed to properly report payments of interest or dividends; or

•	fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding.
     Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your United States federal income tax liability provided that the required information is furnished to the IRS in a timely manner.
CONSEQUENCES TO NON-U.S. HOLDERS
     The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a non-U.S. holder of the debentures or common stock. For purposes of this discussion, a “non-U.S. holder” means a holder of debentures or common stock that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations” and “passive foreign investment companies”, and such entities are urged to consult their tax advisors to determine the tax consequences that may be relevant to them.
Payments of Interest
     Although the applicable rules are not entirely clear, we intend to take the position that the payment of contingent interest (including additional payments we may be required to make to you if we do not file or cause to be declared effective a registration statement, as described above under “Description of Debentures—Registration Rights”) will not be exempt from the 30% United States federal withholding tax, and, therefore, we intend to withhold on such payments of contingent interest (including receipt of a portion of proceeds upon the sale, disposition or redemption attributable to such contingent interest) at a rate of 30%, subject to reduction by an applicable treaty or because the payments are effectively connected with the conduct of a United States trade or business, as explained below. You should consult your own tax advisors as to whether you can obtain a refund of such withholding tax, either on the grounds that some portion of the contingent interest represents a payment of principal or on some other grounds. You will not be subject to the 30% United States federal withholding tax with respect to (i) any payment to you on the debentures of noncontingent interest and (ii) the amount of any cash and the fair market value of shares delivered to you by us upon the conversion, redemption or retirement of a debenture, provided that:
•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person”;

•	you are not a bank whose receipt of interest (including original issue discount) on a debenture is described in Section 881(c)(3)(A) of the Code;

•	you provide your name and address, and certify, under penalties of perjury, that you are not a United States person, as defined under the Code (which certification may be made on an IRS Form W-8BEN (or successor form)), or that you hold your debentures through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable Treasury Regulations; and

•	our common stock continues to be actively traded within the meaning of Section 871(h)(4)(C)(v)(I) of the Code and we are not a “United States real property holding corporation.”
     Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals. Prospective investors are urged to consult their tax advisors regarding the certification requirements for non-U.S. holders.
     If you cannot satisfy the requirements described above, and in any event as to payments of contingent interest, you will nevertheless be exempt from the 30% United States federal withholding tax with respect to payments of interest on the debentures if you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the debenture is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.
     If you are engaged in a trade or business in the United States and interest on a debenture is effectively connected with your conduct of that trade or business, you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a United States person, as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable United States income tax treaty) of your effectively connected earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest (including original issue discount) will be included in your earnings and profits.
Sale, Exchange or Redemption of Debentures or Common Stock
     Any gain realized by you on the sale, exchange or other taxable disposition of a debenture will generally be treated as interest income under the rules described above under “—Consequences to U.S. Holders”, and would generally be taxable as described above under “—Payments of Interest”.

     Any gain realized by you on the sale, exchange or other taxable disposition of our common stock generally will not be subject to United States federal income tax unless:
•	the gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain conditions are met;

•	you are subject to Code provisions applicable to certain United States expatriates; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock.
     If your gain is described in the first bullet point above, you generally will be subject to United States federal income tax on the net gain derived from the sale, and if you are a corporation, then any such effectively connected gain received by you may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable United States income tax treaty). If you are an individual described in the second bullet point above, you will be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. Such holders are urged to consult their tax advisers regarding the tax consequences of the acquisition, ownership and disposition of the debentures or the common stock.
     We do not believe that we are currently, and do not anticipate becoming, a United States real property holding corporation. Even if we were, or were to become, a United States real property holding corporation, no adverse tax consequences would apply to you if you hold, directly and indirectly, at all times during the applicable period, five percent or less of our common stock, provided that our common stock was regularly traded on an established securities market.
Dividends
     In general, dividends, if any, received by you with respect to our common stock (and any deemed distributions resulting from certain adjustments, or failures to make certain adjustments, to the conversion price of the debentures, see “—Consequences to U.S. Holders—Constructive Dividends” above) will be subject to withholding of United States federal income tax at a 30% rate, unless such rate is reduced by an applicable United States income tax treaty. Dividends that are effectively connected with your conduct of a trade or business in the United States are generally subject to United States federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable United States income tax treaty.
     In order to claim the benefit of a United States income tax treaty or to claim exemption from withholding because dividends paid to you on our common stock are effectively connected with your conduct of a trade or business in the United States, you must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor forms as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.
Backup Withholding and Information Reporting
     If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person, as described under the Code, and you have given us the statement described above under “—Consequences to Non-U.S. Holders—Payments of Interest”. In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a debenture or a share of common stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.
     You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.
NOTICE PURSUANT TO IRS CIRCULAR 230
TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY HOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE ISSUER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

SELLING SECURITYHOLDERS
     The notes were originally issued by us, in transactions exempt from the registration requirements of the Securities Act, to entities believed by us to be qualified institutional buyers. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell any or all the debentures and common stock into which the debentures are convertible pursuant to this prospectus.
     The selling securityholders have represented to us that they purchased the debentures and the common stock issuable upon conversion of the debentures for their own account for investment only and not with a view toward selling or distributing them, except through sales registered under the Securities Act or pursuant to exemptions therefrom. We agreed with the initial purchaser of the debentures to file this registration statement to register the resale of the debentures and the common stock. We agreed to prepare and file all necessary amendments and supplements to the registration statement to keep it effective until the date on which the debentures and the common stock issuable upon their conversion no longer qualify as “registrable securities” under our registration rights agreement, subject to our ability to suspend the registration statement under certain circumstances for valid business reasons.
     The following table sets forth, as of August 31, 2006, information regarding the beneficial ownership of the debentures and our common stock by the selling securityholders. The information is based on information provided by or on behalf of the selling securityholders. Information about the selling securityholders may change over time. Any material changed information will be set forth in prospectus supplements.
     The selling securityholders may offer from time to time all, some or none of the debentures or common stock into which the debentures are convertible. See “Plan of Distribution”. Thus, we cannot estimate the amount of the debentures or the common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures since the date on which they provided the information about their debentures in transactions exempt from the registration requirements of the Securities Act. Except as otherwise may be described in the footnotes below, none of the selling securityholders has had any material relationship with us or our affiliates within the past three years.

			Number of	Number of	Number of
			Shares of	Shares	Shares of
			Common	of Common	Common
	Principal Amount		Stock	Stock	Stock	Percentage of
	of Debentures		Beneficially	that May Be Sold	Beneficially	Common
	Beneficially	Percentage of	Owned	Pursuant to This	Owned	Stock
	Owned	Debentures	Before This	Prospectus	After This	Outstanding
Name	that May Be Sold	Outstanding	Offering	(1)	Offering	(2)
CBARB, a segregated account of Geode Capital Master Fund, Ltd. (3)	$5,000,000	4.5%	0	232,559	0	*

Citadel Equity Fund Ltd. (4)	$7,500,000	6.8%	0	348,838	0	*

			Number of	Number of	Number of
			Shares of	Shares	Shares of
			Common	of Common	Common
	Principal Amount		Stock	Stock	Stock	Percentage of
	of Debentures		Beneficially	that May Be Sold	Beneficially	Common
	Beneficially	Percentage of	Owned	Pursuant to This	Owned	Stock
	Owned	Debentures	Before This	Prospectus	After This	Outstanding
Name	that May Be Sold	Outstanding	Offering	(1)	Offering	(2)
CNH CA Master Account, L.P. (5)	$3,500,000	3.2%	724,209	162,791	561,418	1.0%

Empyrean Capital Fund, L.P. (6)	$3,363,000	3.1%	0	156,419	0	*

Empyrean Capital Overseas Benefit Plan Fund, Ltd. (6)	$698,000	*	0	32,466	0	*

Empyrean Capital Overseas Fund, Ltd. (6)	$6,669,000	6.1%	0	310,186	0	*

Forest Global Convertible Fund, Ltd., Class A-5 (7)	$1,339,000	1.2%	0	62,280	0	*

Forest Multi Strategy Master Fund SPC, on behalf of its Multi Strategy Segregated Portfolio (7)	$80,000	*	0	3,721	0	*

HFR CA Global Opportunity Master Trust (7)	$597,000	*	0	27,768	0	*

HFR RVA Select Performance Master Trust (7)	$102,000	*	0	4,745	0	*

Highbridge International LLC (8)	$3,500,000	3.2%	1,880,865	162,791	1,718,074	3.1%

Institutional Benchmarks Master Fund, Ltd.(7)	$283,000	*	0	13,163	0	*

Jefferies & Company, Inc. (9)	$2,750,000	2.5%	3,198,232	127,907	3,070,325	5.7%

LDG Limited (7)	$302,000	*	0	14,047	0	*

			Number of	Number of	Number of
			Shares of	Shares	Shares of
			Common	of Common	Common
	Principal Amount		Stock	Stock	Stock	Percentage of
	of Debentures		Beneficially	that May Be Sold	Beneficially	Common
	Beneficially	Percentage of	Owned	Pursuant to This	Owned	Stock
	Owned	Debentures	Before This	Prospectus	After This	Outstanding
Name	that May Be Sold	Outstanding	Offering	(1)	Offering	(2)
Lyxor/Forest Fund Limited (7)	$1,297,000	1.2%	0	60,326	0	*

Lyxor / PRS Convertible Fund Limited	$100,000	*	0	4,652	0	*

Mohican VCA Master Fund, Ltd. (10)	$500,000	*	55,183	23,256	31,927	*

Morgan Stanley Convertible Securities Trust (11)	$1,225,000	1.1%	0	56,977	0	*

Plexus Fund Limited (12)	$4,000,000	3.6%	0	186,047	0	*

Polygon Global Opportunities Master Fund (13)	$1,500,000	1.4%	0	69,768	0	*

PRS Convertible Arbitrage Master Fund	$150,000	*	0	6,977	0	*

PRS Convertible Arbitrage Master II Fund	$200,000	*	0	9,303	0	*

Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio (14)	$4,250,000	3.9%	0	197,675	0	*

Silvercreek II Limited (15)	$1,640,000	1.5%	0	76,280	0	*

Silvercreek Limited Partnership (15)	$2,360,000	2.1%	0	109,768	0	*

Stark Master Fund Ltd. (16)	$4,000,000	3.6%	959,857	186,047	773,810	1.4%

Tribeca Global Convertible Investments Ltd. (17)	$4,000,000	3.6%	0	186,047	0	*

			Number of	Number of	Number of
			Shares of	Shares	Shares of
			Common	of Common	Common
	Principal Amount		Stock	Stock	Stock	Percentage of
	of Debentures		Beneficially	that May Be Sold	Beneficially	Common
	Beneficially	Percentage of	Owned	Pursuant to This	Owned	Stock
	Owned	Debentures	Before This	Prospectus	After This	Outstanding
Name	that May Be Sold	Outstanding	Offering	(1)	Offering	(2)
UBS AG London F/B/O HFS (18)	$1,000,000	*	0	46,512	0	*

Van Kampen Harbor Fund (19)	$2,275,000	2.1%	0	105,814	0	*

Vicis Capital Master Fund (20)	$3,000,000	2.7%	0	139,535	0	*

Wolverine Convertible Arbitrage Funds Limited (21)	$4,000,000	3.6%	0	186,047	0	*

Xavex Convertible Arbitrage 8 Fund	$50,000	*	0	2,326	0	*

Any other holder of debentures or future transferee from any holder (22)	$38,770,000	35.2%	0	1,803,256	0	*

*	Less than 1%.

(1)	Assumes conversion of all of the securityholders’ debentures at a conversion price of $21.50 per share of common stock.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using shares of common stock outstanding as of August 31, 2006. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular securityholder’s debentures. We did not assume, however, the conversion of any other securityholder’s debentures.

(3)	Phil Dumas exercises voting and dispositive power over these securities.

(4)	Citadel Limited Partnership (“CLP”) is the trading manager of the selling securityholder and has investment discretion over these securities. Citadel Investment Group, L.L.C. (“CIG”) controls CLP. Kenneth C. Griffin controls CIG and has ultimate investment discretion over these securities. CLP, CIG and Mr. Griffin each disclaim beneficial ownership of these securities. The selling securityholder has informed us that (i) it is an affiliate of Aragon Investments Ltd., Palofax Trading LLC, Citadel Trading Group, LLC and Citadel Derivatives Group, LLC, registered broker-dealers, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(5)	CNH Partners, LLC is the investment advisor of the selling securityholder and has sole voting and dispositive power over these securities. Investment principals for the advisor are Robert Krail, Mark Mitchell and Todd Pulvino. The selling securityholder also beneficially owns $10,375,000 principal amount of our 5% variable interest senior convertible notes due 2011 issued in April 2005, convertible into 561,418 shares of our common stock.

(6)	Tian Xue exercises voting and dispositive power over these securities.

(7)	Forest Investment Management LLC (“Forest”) exercises voting and dispositive power over these securities. Forest is wholly owned by Forest Partners II, LP, the sole general partner of which is Michael A. Boyd Inc., which is solely owned by Michael A. Boyd.

(8)	Highbridge Capital Management, LLC (“Highbridge”) is the trading manager of the selling securityholder and exercises voting control and dispositive power over these securities. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of these securities. The selling securityholder also beneficially owns $31,750,000 principal amount of our 5% variable interest senior convertible notes due 2011 issued in November 2004, convertible into 1,718,074 shares of our common stock.

(9)	Jefferies & Company, Inc. (“Jefferies”), a subsidiary of Jefferies Group, Inc., was the initial purchaser of the debentures. Jefferies or its affiliates has from time to time provided investment banking, general financing and banking services to us and our affiliates, for which they have received customary compensation. Jefferies has informed us that (i) it is a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Jefferies also beneficially owns (i) $140,000 principal amount of our 5% variable interest senior convertible notes due 2011 issued in April 2005, convertible into 7,576 shares of our common stock, (ii) $56,000 principal amount of our 5% variable interest senior convertible notes due 2011 issued in November 2004, convertible into 3,031 shares of our common stock, and (iii) 38,968 shares of our common stock. Jefferies Group, Inc. beneficially owns 3,020,750 shares of our common stock.

(10)	Eric Hage and Daniel Hage act as portfolio managers for the selling securityholder and exercise voting and dispositive power over these securities. The selling securityholder also beneficially owns $590,000 principal amount of our 5% variable interest senior convertible notes due 2011 issued in November 2004, convertible into 31,927 shares of our common stock.

(11)	Morgan Stanley Investment Management is the investment advisor of the selling securityholder and exercises voting and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(12)	Dermot Keane exercises voting and dispositive power over these securities.

(13)	Polygon Investment Partners LLP and Polygon Investment Partners LP (the “Investment Managers”), Polygon Investments Ltd. (the “Manager”), Alexander E. Jackson, Reade E. Griffith and Patrick G. G. Dear share voting and dispositive power over these securities. The Investment Managers, the Manager, Alexander E. Jackson, Reade E. Griffith and Patrick G. G. Dear disclaim beneficial ownership of these securities.

(14)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover

Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serves as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

(15)	Louise Morwick, President Silver Creek Management Inc., and Bryn Joynt, Vice President Silvercreek Management Inc., exercise voting and dispositive power over these securities.

(16)	Brian J. Stark and Michael A. Roth exercise voting and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of Reliant Trading and Shepherd Trading Limited, registered broker-dealers, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The selling securityholder also beneficially owns (i) $2,600,000 principal amount of our 5% variable interest senior convertible notes due 2011 issued in April 2005, convertible into 140,693 shares of our common stock, and (ii) $11,700,000 principal amount of our 5% variable interest senior convertible notes due 2011 issued in November 2004, convertible into 633,117 shares of our common stock.

(17)	The selling securityholder has informed us that (i) it is an affiliate of a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(18)	The selling securityholder is a wholly-owned subsidiary of UBS AG. The selling securityholder has informed us that (i) it is an affiliate of a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(19)	Van Kampen Asset Management is the investment advisor of the selling securityholder and exercises voting and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(20)	Vicis Capital LLC is the investment manager of the selling securityholder and exercises voting and dispositive power over these securities. John Succo, Sky Lucas and Shad Stastney jointly control Vicis Capital LLC but disclaim individual beneficial ownership of these securities.

(21)	Rob Bellick exercises voting and dispositive power over these securities.

(22)	Information about other selling securityholders will be set forth in prospectus supplements, if required. Assumes that any other holders of debentures, or any future transferees, pledgees, donees or successors of or from any such other holders of debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the debentures at the initial conversion rate.

PLAN OF DISTRIBUTION
     We will not receive any of the proceeds of the sale of the debentures or the underlying common stock offered by this prospectus. The debentures and the underlying common stock may be sold from time to time to purchasers:
•	directly by the selling securityholders; or

•	through underwriters, broker-dealers or agents that may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the debentures and the underlying common stock.
     The selling securityholders and any such broker-dealers or agents that participate in the distribution of the debentures and the underlying common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. As a result, any profits on the sale of the debentures and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities, including, but not limited to, those set forth in Sections 11, 12 and 17 of the Securities Act and Rule l0b-5 under the Exchange Act.
     If the debentures and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.
     The debentures and underlying common stock may be sold in one or more transactions at:
•	fixed prices,

•	prevailing market prices at the time of sale,

•	varying prices determined at the time of sale, or

•	negotiated prices.
     These sales may be effected in transactions:
•	on any national securities exchange or quotation service on which the debentures and underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock,

•	in the over-the-counter market,

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market,

•	through the writing of options, whether the options are listed on an option exchange or otherwise,

•	through the settlement of short sales, or

•	through other types of transactions.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.
     In connection with sales of the debentures and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the debentures and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the debentures and underlying common stock short and deliver debentures and underlying common stock to close out short positions, or loan or pledge debentures and underlying common stock to broker-dealers that in turn may sell the debentures and underlying common stock.
     The selling securityholders may pledge or grant a security interest in some or all of the convertible debentures or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the debentures and the underlying common stock by the selling securityholders. Selling securityholders may decide not to sell any of the debentures and the underlying common stock offered by them pursuant to this prospectus. In addition, there may be circumstances where a selling securityholder may transfer, devise or gift the debentures and the underlying common stock by other means not described in this prospectus.
     Our common stock trades on the New York Stock Exchange under the symbol “VGR”. We cannot assure you as to the development of liquidity or any trading market for the debentures. See “Risk Factors — No public trading market for the Debentures exists”.
     With respect to a particular offering of debentures or common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:
•	the specific debentures or common stock to be offered or sold,

•	the names of the selling securityholders,

•	the respective purchase prices and public offering prices and other material terms of the offering,

•	the names of any participating agents, broker-dealers or underwriters, and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.
     There can be no assurance that any selling securityholder will sell any or all of the debentures or underlying common stock pursuant to this prospectus. In addition, any debentures or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities

Act may be sold under Rule 144 or Rule 144A, as the case may be, rather than pursuant to this prospectus.
     The securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the debentures and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the debentures and the underlying common stock to engage in market-making activities with respect to the particular debentures and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the debentures and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the debentures and the underlying common stock.
     Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we have agreed to indemnify the selling securityholders and the selling securityholders have agreed to indemnify us against certain liabilities, including certain liabilities under the Securities Act, or we will be entitled to contribution in connection with these liabilities.
     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the debentures and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.
LEGAL MATTERS
     The validity of the issuance of the debentures and the shares of common stock issuable upon conversion of the debentures has been passed upon by McDermott Will & Emery LLP, Los Angeles, California.
EXPERTS
     The financial statements incorporated in this prospectus by reference to Vector Group Ltd.’s Current Report on Form 8-K dated June 27, 2006 and the financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Vector Group Ltd. for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm in auditing and accounting.
     The financial statements for Douglas Elliman LLC incorporated in this prospectus by reference to the Vector Group Ltd. Annual Report on Form 10-K/A Amendment No.1 for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm in auditing and accounting.
     The financial statements for Koa Investors, LLC incorporated in this prospectus by reference to the Vector Group Ltd. Annual Report on Form 10-K/A Amendment No.1 for the year ended December 31, 2005 have been so incorporated in reliance on the report of Weiser LLP, an independent registered public accounting firm, given on the authority of said firm in auditing and accounting.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     The aggregate estimated (other than the registration fee) expenses to be paid by us in connection with this offering are as follows:

Securities and Exchange Commission registration fee	$11,770
Trustee’s fees and expenses	10,000
Accounting fees and expenses	20,000
Legal fees and expenses	40,000
Miscellaneous	8,230

Total	$90,000

Item 15. Indemnification of Directors and Officers
     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s Board of Directors to grant, indemnity to officers and directors in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article VI of our By-Laws provides for indemnification of our directors and officers to the maximum extent permitted by law.
     Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of a director of a corporation to the corporation or to any of its stockholders for monetary damages for a breach of his fiduciary duty as a director, except in the case where the director (i) breaches his duly of loyalty, (ii) fails to act in good faith, engages in intentional misconduct or knowingly violates a law, (iii) authorizes the payment of a dividend or approves a stock repurchase in violation of the Delaware General Corporation Law or (iv) obtains an improper personal benefit. Article Eighth of our Amended and Restated Certificate of Incorporation includes a provision which eliminates directors’ personal liability to the full extent permitted under the Delaware General Corporation Law, as the same exists or may hereafter be amended.
Item 16. Exhibits
The following exhibits are filed herewith or incorporated by reference herein:

Exhibit
Number	Exhibit Title
3.1	Amended and Restated Certificate of Incorporation of Vector (incorporated by reference to Exhibit 3.1 in Vector’s Form 10-Q for the quarter ended September 30, 1999).

3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Vector (incorporated by reference to Exhibit 3.1 in Vector’s Form 8-K dated May 24, 2000).

3.3	Bylaws of Vector (incorporated by reference to Exhibit 3.3 in Vector’s Form 10-K for the year ended December 31, 2003).

5	Opinion of McDermott Will & Emery LLP.

Exhibit
Number	Exhibit Title
10.1	Indenture, dated as of July 12, 2006, between Vector and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 4.1 in Vector’s Form 8-K dated July 17, 2006).

10.2	Registration Rights Agreement, dated as of July 12, 2006, between Vector and the purchasers set forth therein (incorporated by reference to Exhibit 4.2 in Vector’s Form 8-K dated July 12, 2006).

12	Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered certified public accounting firm.

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.3	Consent of Weiser LLP, independent registered public accounting firm.

23.4	Consent of McDermott Will & Emery LLP (included in Exhibit 5)

24	Power of Attorney (included on signature page).

25	Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.
Item 17. Undertakings
     The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933,
          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement, and
          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for purposes of determining any liability under the Securities Act:
          (i) If the registrant is relying on Rule 430B:
     (a) each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

     (b) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
     (5) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida on September 1, 2006.

VECTOR GROUP LTD.
By:	/s/ J. Bryant Kirkland III
J. Bryant Kirkland III,
Vice President, Chief Financial Officer and Treasurer

     The registrant and each person whose signature appears below hereby authorizes Richard J. Lampen, J. Bryant Kirkland III and Marc N. Bell (the “Agents”), with full power of substitution and resubstitution, to file one or more amendments (including post-effective amendments) to the Registration Statement which amendments may make such changes in the Registration Statement as such Agent deems appropriate, and the registrant and each such person hereby appoints each such Agent as attorney-in-fact to execute in the name and on behalf of the registrant and each such person, individually and in each capacity stated below, any such amendments to the Registration Statement.
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on September 1, 2006.

/s/ Howard M. Lorber Howard M. Lorber	President and Chief
Executive Officer
(Principal Executive Officer)

/s/ J. Bryant Kirkland III J. Bryant Kirkland III	Vice President, Treasurer and
Chief Financial Officer (Principal
Financial Officer and Principal
Accounting Officer)

/s/ Henry C. Beinstein
Henry C. Beinstein	Director

/s/ Ronald J. Bernstein Ronald J. Bernstein	Director

/s/ Robert J. Eide Robert J. Eide	Director

/s/ Bennett S. LeBow Bennett S. LeBow	Director

/s/ Howard M. Lorber Howard M. Lorber	Director

/s/ Jeffrey S. Podell Jeffrey S. Podell	Director

/s/ Jean E. Sharpe Jean E. Sharpe	Director

II-4